ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts; shares in thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Net sales	$356.3	$345.8	$1,073.1	$1,030.8
Cost of products sold	193.4	193.1	585.3	567.5
Gross profit	162.9	152.7	487.8	463.3
Selling, general and administrative expenses	113.8	99.8	333.3	303.0
Equity in earnings of unconsolidated affiliates	(5.1)	(2.3)	(9.9)	(7.4)
Gain on previously held equity investment	—	(16.0)	—	(16.0)
Restructuring and other severance costs	1.4	4.6	7.0	13.2
Asset write-downs and other	0.4	(0.7)	2.1	4.0
Operating income	52.4	67.3	155.3	166.5
Other income (expenses), net:
Interest expense, net	(13.5)	(21.2)	(41.3)	(67.9)
Loss on early extinguishment/modification of debt	—	(15.5)	—	(15.5)
Foreign exchange gain (loss) on financing activities, net	55.1	(31.2)	60.9	(41.7)
Other, net	(0.2)	—	(0.2)	—
Other income (expenses), net	41.4	(67.9)	19.4	(125.1)
Income (loss) from continuing operations before taxes	93.8	(0.6)	174.7	41.4
Income tax provision (benefit)	39.4	(9.0)	64.5	0.8
Income from continuing operations	54.4	8.4	110.2	40.6
Income (loss) from discontinued operations, net of tax	33.5	(60.9)	4.4	(45.1)
Gain on sale of discontinued operations, net of tax	—	1,163.8	2.1	1,163.8
Net income	87.9	1,111.3	116.7	1,159.3
Net (income) loss attributable to noncontrolling interest - discontinued operations	(2.0)	(0.1)	(4.9)	0.8
Net income attributable to Rockwood Holdings, Inc. stockholders	$85.9	$1,111.2	$111.8	$1,160.1

Amounts attributable to Rockwood Holdings, Inc. stockholders:
Income from continuing operations	$54.4	$8.4	$110.2	$40.6
Income from discontinued operations	31.5	1,102.8	1.6	1,119.5
Net income	$85.9	$1,111.2	$111.8	$1,160.1

Basic earnings per share attributable to Rockwood Holdings, Inc. stockholders:
Earnings from continuing operations	$0.76	$0.11	$1.52	$0.53
Earnings from discontinued operations	0.45	14.85	0.02	14.61
Basic earnings per share	$1.21	$14.96	$1.54	$15.14

Diluted earnings per share attributable to Rockwood Holdings, Inc. stockholders:
Earnings from continuing operations	$0.75	$0.11	$1.50	$0.52
Earnings from discontinued operations	0.44	14.53	0.02	14.30
Diluted earnings per share	$1.19	$14.64	$1.52	$14.82

Dividends declared per share of common stock	$0.45	$0.45	$1.35	$1.25

Weighted average number of basic shares outstanding	71,239	74,262	72,504	76,611
Weighted average number of diluted shares outstanding	72,176	75,906	73,547	78,264

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)
(Unaudited)

	Three months ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Net income	$87.9	$1,111.3	$116.7	$1,159.3
Other comprehensive (loss) income, net of tax:
Pension related adjustments	8.5	10.6	12.0	21.2
Foreign currency translation	(176.5)	64.5	(178.9)	35.3
Intercompany foreign currency loans	(38.1)	28.4	(39.4)	17.6
Foreign exchange contracts and other	—	0.1	—	0.1
Other comprehensive (loss) income	(206.1)	103.6	(206.3)	74.2
Comprehensive (loss) income	(118.2)	1,214.9	(89.6)	1,233.5
Comprehensive income attributable to noncontrolling interest	(2.0)	(0.2)	(4.9)	(0.6)
Comprehensive (loss) income attributable to Rockwood Holdings, Inc. stockholders	$(120.2)	$1,214.7	$(94.5)	$1,232.9

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except per share amounts;
shares in thousands)
(Unaudited)

	September 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$710.0	$1,522.8
Accounts receivable, net	236.4	228.1
Inventories	227.5	228.2
Deferred income taxes	51.0	45.4
Prepaid expenses and other current assets	48.8	90.1
Assets of discontinued operations	1,505.3	1,549.1
Total current assets	2,779.0	3,663.7
Property, plant and equipment, net	871.1	842.8
Goodwill	609.2	659.6
Other intangible assets, net	110.5	127.9
Deferred financing costs, net	15.9	17.9
Deferred income taxes	146.1	156.5
Investment in unconsolidated affiliates	522.1	34.2
Other assets	28.0	29.7
Total assets	$5,081.9	$5,532.3
LIABILITIES
Current liabilities:
Accounts payable	$79.0	$92.2
Income taxes payable	34.8	13.5
Accrued compensation	73.4	70.0
Accrued expenses and other current liabilities	104.2	89.0
Deferred income taxes	3.3	2.3
Long-term debt, current portion	9.5	10.3
Liabilities of discontinued operations	452.0	486.5
Total current liabilities	756.2	763.8
Long-term debt	1,278.8	1,285.1
Pension and related liabilities	245.7	268.9
Deferred income taxes	41.9	38.4
Other liabilities	90.8	102.7
Total liabilities	2,413.4	2,458.9
Commitments and Contingencies - See Note 17
Restricted stock units	22.2	24.2
EQUITY
Rockwood Holdings, Inc. stockholders’ equity:
Common stock ($0.01 par value, 400,000 shares authorized, 80,541 shares issued and 71,241 shares outstanding at September 30, 2014; 400,000 shares authorized, 80,219 shares issued and 73,892 shares outstanding at December 31, 2013)	0.8	0.8
Paid-in capital	1,275.3	1,269.8
Accumulated other comprehensive (loss) income	(102.6)	103.7
Retained earnings	1,936.0	1,923.1
Treasury stock, at cost (9,300 shares and 6,327 shares, respectively)	(616.0)	(401.3)
Total Rockwood Holdings, Inc. stockholders’ equity	2,493.5	2,896.1
Noncontrolling interest	152.8	153.1
Total equity	2,646.3	3,049.2
Total liabilities and equity	$5,081.9	$5,532.3

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
(Unaudited)

	Nine Months Ended
	September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$116.7	$1,159.3
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations, net of tax	(4.4)	45.1
Gain on sale of discontinued operations, net of tax	(2.1)	(1,163.8)
Depreciation and amortization	75.7	68.0
Deferred financing costs amortization	2.0	3.7
Equity in earnings of unconsolidated affiliates	(9.9)	(7.4)
Loss on early extinguishment/modification of debt	—	15.5
Gain on previously held equity interest	—	(16.0)
Foreign exchange (gain) loss on financing activities, net	(60.9)	41.7
Stock-based compensation	7.4	9.9
Deferred income taxes	15.4	(1.1)
Asset write-downs and other	5.1	4.0
Excess tax benefits from stock-based payment arrangements	(1.0)	(3.8)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	(19.2)	(26.5)
Inventories	(8.8)	(15.2)
Prepaid expenses and other assets	3.0	0.8
Accounts payable	(4.1)	(4.7)
Income taxes payable	14.5	(43.8)
Accrued expenses and other liabilities	12.1	26.1
Net cash provided by operating activities of continuing operations	141.5	91.8
Net cash provided by operating activities of discontinued operations	78.9	187.8
Net cash provided by operating activities	220.4	279.6
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(134.4)	(128.7)
Acquisition of 49% equity interest in Talison	(516.6)	—
Other acquisitions	(2.5)	(33.8)
Increase in restricted cash	—	(14.2)
Proceeds on sale of assets	2.4	2.5
Net cash used in investing activities of continuing operations	(651.1)	(174.2)
Net cash (used in) provided by investing activities of discontinued operations	(84.1)	1,648.9
Net cash (used in) provided by investing activities	(735.2)	1,474.7
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net of fees	2.1	9.5
Excess tax benefits from stock-based payment arrangements	1.0	3.8
Payments of long-term debt	(3.9)	(1,130.3)
Proceeds from long term debt	0.1	204.6
Fees related to early extinguishment/modification of debt	—	(5.2)
Purchase of noncontrolling interest	—	(130.3)
Dividend distributions to shareholders	(97.6)	(94.8)
Share repurchases	(214.7)	(399.9)
Net cash used in financing activities of continuing operations	(313.0)	(1,542.6)
Net cash used in financing activities of discontinued operations	(9.9)	(511.0)
Net cash used in financing activities	(322.9)	(2,053.6)
Effect of exchange rate changes on cash and cash equivalents	28.0	(33.2)
Net decrease in cash and cash equivalents	(809.7)	(332.5)
Less net increase in cash and cash equivalents from discontinued operations	3.1	1.6
Decrease in cash and cash equivalents from continuing operations	(812.8)	(334.1)
Cash and cash equivalents, beginning of period	1,522.8	1,266.1
Cash and cash equivalents, end of period	$710.0	$932.0

Supplemental disclosures of cash flow information:
Interest paid	$29.9	$57.4
Income taxes paid, net of refunds	34.6	45.8
Non-cash investing activities:
Acquisition of capital equipment included in accounts payable	13.4	4.9

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Dollars in millions)
(Unaudited)

		Rockwood Holdings, Inc. Stockholders’ Equity
				Accumulated
				Other
		Common	Paid-in	Comprehensive	Retained	Treasury	Noncontrolling
	Total	Stock	Capital	(Loss) Income	Earnings	Stock	Interest
Balance, January 1, 2014	$3,049.2	$0.8	$1,269.8	$103.7	$1,923.1	$(401.3)	$153.1
Issuance of common stock	2.1	—	2.1	—	—	—	—
Deferred compensation	2.1	—	2.1	—	—	—	—
Share repurchases	(214.7)	—	—	—	—	(214.7)	—
Dividend paid to shareholders ($1.35 per share)	(97.6)	—	1.3	—	(98.9)	—	—
Distributions to noncontrolling shareholders	(5.2)	—	—	—	—	—	(5.2)
Other comprehensive loss, net of tax	(206.3)	—	—	(206.3)	—	—	—
Net income	116.7	—	—	—	111.8	—	4.9
Balance, September 30, 2014	$2,646.3	$0.8	$1,275.3	$(102.6)	$1,936.0	$(616.0)	$152.8

Balance, January 1, 2013	$1,875.7	$0.8	$1,243.1	$(12.6)	$392.7	$(1.4)	$253.1
Issuance of common stock	9.5	—	9.5	—	—	—	—
Deferred compensation	2.2	—	2.2	—	—	—	—
Share repurchases	(399.9)	—	—	—	—	(399.9)	—
Dividend paid to shareholders ($1.25 per share)	(94.8)	—	1.6	—	(96.4)	—	—
Distributions to noncontrolling shareholders	(2.1)	—	—	—	—	—	(2.1)
Purchase of noncontrolling interest	(130.3)	—	(6.9)	(27.6)	—	—	(95.8)
Other comprehensive income, net of tax	74.2	—	—	72.8	—	—	1.4
Net income	1,159.3	—	—	—	1,160.1	—	(0.8)
Balance, September 30, 2013	$2,493.8	$0.8	$1,249.5	$32.6	$1,456.4	$(401.3)	$155.8

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.  BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS:

Basis of Presentation— Rockwood Holdings, Inc., which may be referred to as “Rockwood” or the “Company” prepared these unaudited condensed consolidated financial statements following the requirements of the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim reporting. Under those rules, certain footnotes and other financial information that are normally required for annual financial statements can be condensed or omitted. The Company is responsible for the condensed consolidated financial statements included in this Form 10-Q. These condensed consolidated financial statements include all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position as of September 30, 2014 and December 31, 2013, and the results of operations and comprehensive income for the three and nine months ended September 30, 2014 and 2013, and cash flows and changes in stockholders’ equity for the nine months ended September 30, 2014 and 2013. All intercompany balances and transactions have been eliminated. Subsequent events are evaluated through the report issuance date and disclosed where applicable. These unaudited condensed consolidated financial statements and the related notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 included in the Company’s Annual Report on Form 10-K. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the results and trends in these unaudited condensed consolidated financial statements may not be indicative of the full year results.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. These estimates include, among other things, assessing the collectability of accounts receivable, the use and recoverability of inventory, the valuation of deferred tax assets, the measurement of the accrual for uncertain tax benefits, impairment of goodwill as well as property, plant and equipment and other intangible assets, the accrual of environmental and legal reserves and the useful lives of tangible and intangible assets, among others. Actual results could differ from those estimates. Such estimates also include the fair value of assets acquired and liabilities assumed allocated to the purchase price of business combinations consummated.

In May 2014, the Company completed the purchase of a 49% equity interest in Windfield Holdings Pty Ltd (“Windfield”), which is the parent of Talison Lithium Pty. Ltd (“Talison”), thereby creating a joint venture with Sichuan Tianqi Lithium Industries Inc. (“Tianqi”) giving the Company an indirect ownership interest in Talison. See Note 2, “Investment in Unconsolidated Affiliates,” for further details. The Company’s condensed consolidated statements of operations for the three and nine month periods ended September 30, 2013 were reclassified to conform to current-year presentation for the presentation of equity in earnings of unconsolidated affiliates and the Company’s condensed consolidated balance sheet as of December 31, 2013 was reclassified to conform to current-year presentation for the presentation of investment in unconsolidated affiliates.

In July 2014, the Company, Albemarle Corporation (“Albemarle”) and the Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company as the surviving entity (the “Merger”). As a result of the Merger, the Company will become a wholly-owned subsidiary of Albemarle. At the effective time of the Merger, each outstanding share of Rockwood common stock (other than shares owned, directly or indirectly, by Albemarle, the Company or Merger Sub or any stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all material respects with, Section 262 of the Delaware General Corporation Law) will convert into the right to receive (x) $50.65 in cash and (y) 0.4803 of a share of Albemarle common stock ((x) and (y) together, the “Merger Consideration”). The transaction is subject to Albemarle and Rockwood shareholder and regulatory approvals and other customary closing conditions and is expected to close by the end of the first quarter of 2015.

In the second quarter of 2014, the Company reorganized its Metal Sulfides business and began reporting it within its Surface Treatment segment. The Metal Sulfides business was previously reported in the “Other” category. As a result, the Company’s condensed consolidated financial statements have been reclassified to reflect this segment change for all periods presented. See Note 4, “Segment Information,” for further details.

During 2013, the Company sold its Advanced Ceramics segment and Clay-based Additives business, and in October 2014, sold its Titanium Dioxide Pigments, Color Pigments and Services, Timber Treatment Chemicals, Rubber/Thermoplastics Compounding and Water Chemistry businesses (“TiO2 Pigments and Other Businesses”). As of September 30, 2014, all of these transactions met the criteria for being reported as discontinued operations. As a result, the Company’s condensed consolidated financial statements have been reclassified to reflect discontinued operations for these transactions for all periods presented. See Note 3, “Discontinued Operations” and Note 20, “Subsequent Events” for further details of these transactions.

Noncontrolling interest represents the total of the noncontrolling party’s interest in certain investments (principally the former Titanium

Dioxide Pigments venture and the Timber Treatment joint venture) that are consolidated but less than 100% owned. On February 15, 2013, the Company acquired Kemira Oyj’s (“Kemira”) 39% interest in its former Titanium Dioxide Pigments venture for a purchase price of ?97.5 million ($130.3 million based on the rate in effect on the date of purchase).

Unless otherwise noted, all balance sheet-related items which are denominated in Euros are translated at the September 30, 2014 exchange rate of ?1.00 = $1.2631. For the three months ended September 30, 2014 and 2013 and the nine months ended September 30, 2014 and 2013, the average rate of exchange of the Euro to the U.S. dollar is $1.3249 and $1.3256, respectively, and $1.3557 and $1.3173, respectively.

Foreign Currency Translation—The functional currency of each of the Company’s foreign subsidiaries is primarily the respective local currency. Balance sheet accounts of the foreign operations are translated into U.S. dollars at period-end exchange rates and income and expense accounts are translated at average exchange rates during the period. Translation gains and losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency), including intercompany financing arrangements for which settlement is planned or anticipated, are included in determining net income for the period in which exchange rates change. Gains or losses on certain intercompany loans that are of a long-term investment nature for which settlement is not planned or anticipated in the foreseeable future are reported and accumulated in the same manner as translation adjustments. These loans are all related to intercompany debt arrangements. As of September 30, 2014, intercompany debt arrangements deemed to be of a long-term investment nature for which settlement is not planned or anticipated in the foreseeable future equaled ?367.0 million ($463.6 million).

Recently Issued Accounting Standards:

In April 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that changes the criteria for reporting discontinued operations. Under the new guidance, only disposals representing a strategic shift that has (or will have) a major effect on an entity’s operations and financial results should be presented as discontinued operations. Examples of these include disposals of a major geographic area, a major line of business or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations, as well as requiring disclosure of pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This ASU is effective for the Company in its first quarter beginning January 1, 2015 and is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB and the International Accounting Standards Board (“IASB”) issued their final standard on revenue from contracts with customers. The standard, issued as an ASU by the FASB and as International Financial Reporting Standards 15 by the IASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for the Company in its first quarter beginning January 1, 2017 and is not expected to have a material impact on the Company’s consolidated financial statements.

2.  INVESTMENT IN UNCONSOLIDATED AFFILIATES:

In May 2014, the Company completed the purchase of a 49% equity interest in Windfield, which is the parent of Talison, thereby creating a joint venture with Tianqi, giving the Company an indirect ownership interest in Talison with cash on hand for an aggregate amount of $516.6 million, which includes the original purchase price of $475.3 million plus an adjustment for estimated net cash, certain other customary adjustments and professional fees. The Company’s ownership in the joint venture is accounted for under the equity method of accounting.

As part of the transaction, Rockwood Specialties Group GmbH, a wholly-owned subsidiary of Rockwood, granted Tianqi an option to purchase from 20% to 30% of the equity interests in Rockwood Lithium GmbH, which is a wholly-owned subsidiary of Rockwood Specialties Group GmbH. Rockwood Lithium GmbH controls the European and Asian arms of Rockwood’s global lithium business. The option is exercisable by Tianqi at any time through December 31, 2016 at an exercise price equal to the trailing 12-month EBITDA of Rockwood Lithium GmbH multiplied by 14, minus the debt of Rockwood Lithium GmbH, calculated based on the (indirect) portion of Rockwood Lithium GmbH that is subject to Tianqi’s purchase, subject to adjustments based on the financial condition of Rockwood Lithium GmbH at the time of exercise.

Talison, a leading global producer of lithium for over 25 years, mines and processes lithium-bearing mineral spodumene at its operations located at Greenbushes, Western Australia (the “Greenbushes Lithium Operations”). The Greenbushes Lithium Operations are estimated to be the world’s largest known reserves of lithium spodumene minerals. Talison has a leading position in the lithium concentrates market and produces two categories of lithium concentrates: (i) technical-grade lithium concentrates which have low iron content for use in the manufacture of glass, ceramics and heat-proof cookware; and (ii) a high-yielding chemical-grade lithium concentrate, which is used to produce lithium chemicals which form the basis for manufacture of lithium-ion batteries for laptop computers, mobile phones, electric bicycles and electric vehicles.

3.  DISCONTINUED OPERATIONS:

In August 2013, the Company completed the sale of its Advanced Ceramics segment for cash proceeds of $2.0 billion and a gain on sale of $1.2 billion. In October 2013, the Company completed the sale of its Clay-based Additives business, which was part of the Performance Additives segment, for cash proceeds of $626.6 million and a gain on sale of $506.1 million.

In September 2013, the Company entered into a definitive agreement to sell its TiO2 Pigments and Other Businesses, and in October 2014, the Company completed the sale of these businesses for an enterprise value of $1.275 billion, including the assumption of $225 million in pension obligations. The Company received net cash proceeds of approximately $950 million before investment banking fees of $8 million, which is subject to certain potential post-closing adjustments.

As of September 30, 2014, all of these transactions met the criteria for being reported as discontinued operations. The Company’s condensed consolidated financial statements have been reclassified to reflect discontinued operations for these transactions for all periods presented.

In 2013, the Company recorded a charge of $98.0 million related to an expected loss on sale of the TiO2 Pigments and Other Businesses. In the nine months ended September 30, 2014, the Company recorded an additional charge of $101.3 million related to the expected loss on the sale, in part as a result of a $50 million contribution in the form of a purchase price reduction to assist the purchaser in proposing a remedy to the European Commission competition authorities. The expected loss on sale represents the difference between the carrying value of these businesses and the expected proceeds. This carrying value includes the assumed recognition of actuarial (pension-related) losses and unrealized foreign exchange losses currently recorded in accumulated other comprehensive income within stockholders’ equity, which must be recognized upon completion of the sale. The fair value of the assets to be sold are categorized as Level 3 in the fair value hierarchy, as the fair value was determined based on expected sale proceeds (see Note 6, “Financial Instruments and Fair Value Measurements,” for a description of the fair value levels).

Results of the discontinued operations of the Advanced Ceramics segment, the Clay-based Additives business and the TiO2 Pigments and Other Businesses included in the condensed consolidated statements of operations for the three and nine months ended September 30, 2014 and 2013 are as follows:

	Advanced	Clay-based	TiO2 Pigments
($ in millions)	Ceramics	Additives	and Other	Total
Three months ended September 30, 2014
Net sales	$—	$—	$395.1	$395.1
Income before taxes	—	—	34.8	34.8

Three months ended September 30, 2013
Net sales	$91.7	$48.5	$404.1	$544.3
(Loss) income before taxes	(3.4)	7.7	(76.6)	(72.3)

Nine months ended September 30, 2014
Net sales	$—	$—	$1,224.4	$1,224.4
Income before taxes	—	—	24.6	24.6

Nine months ended September 30, 2013
Net sales	$384.6	$147.8	$1,233.8	$1,766.2
Income (loss) before taxes	46.7	33.1	(126.8)	(47.0)

The carrying values of the assets and liabilities of the TiO2 Pigments and Other Businesses included as discontinued operations in the condensed consolidated balance sheets as of September 30, 2014 and December 31, 2013 are as follows:

	TiO2 Pigments and Other
	September 30,	December 31,
($ in millions)	2014	2013
ASSETS
Accounts receivable, net	$209.6	$200.3
Inventories	406.4	401.9
Property, plant and equipment, net	831.1	749.2
Other intangible assets, net	—	64.3
Other assets	58.2	133.4
Total assets	$1,505.3	$1,549.1
LIABILITIES
Accounts payable and other current liabilities	$225.0	$249.9
Pension and related liabilities	193.7	205.0
Other liabilities	33.3	31.6
Total liabilities	$452.0	$486.5

The Company has a non-interest bearing note receivable from its former titanium dioxide pigments venture partner in the amount of $29.4 million that is due in August 2028, with a carrying value of $7.3 million and $7.4 million in the assets of discontinued operations as of September 30, 2014 and December 31, 2013, respectively. Interest is imputed at an effective rate of 8.96%. The fair value of the note receivable was approximately $13.0 million and $13.6 million at September 30, 2014 and December 31, 2013, respectively, and is categorized as Level 3 in the fair value hierarchy. The fair value was determined based on an internally developed valuation that uses current interest rates to develop the present value of the receivable.

Included in other liabilities are reclamation obligations of $7.1 million and $8.1 million in the liabilities of discontinued operations as of September 30, 2014 and December 31, 2013, respectively. These obligations primarily relate to post-closure reclamation of landfills in the Titanium Dioxide Pigments business.

During the nine months ended September 30, 2014, an out-of-period adjustment of $7.9 million was recorded to income from discontinued operations and deferred tax assets to recognize a tax benefit in relation to TiO2 Pigments and Other Businesses, and represented the correction of an immaterial error in the year ended December 31, 2013.

4.  SEGMENT INFORMATION:

The Company is a leading global developer, manufacturer and marketer of technologically advanced and high value-added specialty chemicals used for industrial and commercial purposes. As discussed in Note 3, “Discontinued Operations,” in 2013, the Company sold its Advanced Ceramics segment and Clay-based Additives business, and in October 2014, completed the sale of its TiO2 Pigments and Other Businesses. As a result, the Company operates in two reportable segments, Lithium and Surface Treatment, based on the nature and economic characteristics of its products and services as well as the manner in which the information is used internally by the Company’s chief operating decision maker, who is the Company’s Chief Executive Officer.

Items that cannot be readily attributed to individual segments have been classified as “Other.” Other operating loss primarily represents payroll, professional fees and other operating expenses of centralized functions such as treasury, tax, legal, internal audit and consolidation accounting as well as the cost of operating the Company’s central offices (including some costs maintained based on legal or tax considerations). The Other classification also includes the results of operations of the wafer reclaim businesses.

Summarized financial information for each of the reportable segments is provided in the following tables:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in millions)	2014	2013	2014	2013
Net Sales:
Lithium	$117.2	$120.3	$349.7	$364.5
Surface Treatment	236.3	222.3	714.2	656.1
Other	2.8	3.2	9.2	10.2
Total	$356.3	$345.8	$1,073.1	$1,030.8

The Company uses Adjusted EBITDA on a segment basis to assess the ongoing performance of the Company’s business segments and reporting units. Because the Company views Adjusted EBITDA on a segment basis as an operating performance measure, the Company uses income (loss) before taxes as the most comparable U.S. GAAP measure. The summary of segment information below includes “Adjusted EBITDA,” a non-GAAP financial measure used by the Company’s chief operating decision maker and senior management to evaluate the operating performance of each segment. See Note 3, “Segment Information,” in the Company’s 2013 Annual Report on Form 10-K for a discussion of the use of Adjusted EBITDA as a non-GAAP financial measure.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in millions)	2014	2013	2014	2013
Adjusted EBITDA:
Lithium	$53.9	$43.1	$139.8	$139.0
Surface Treatment	57.8	50.9	167.5	145.0
Other	(11.1)	(12.4)	(37.2)	(38.9)
Total	$100.6	$81.6	$270.1	$245.1

The following table presents the identifiable assets for each of the reportable segments:

	Identifiable Assets as of
	September 30,	December 31,
($ in millions)	2014	2013
Lithium	$1,820.1	$1,373.4
Surface Treatment	1,158.1	1,152.9
Other (a)	1,001.0	1,872.9
Eliminations (b)	(402.6)	(416.0)
Total (c)	$3,576.6	$3,983.2

(a)                 Other identifiable assets primarily represent the operating assets of the businesses included herein described above, primarily cash and cash equivalent balances maintained in accordance with centralized cash management techniques, as well as assets (primarily real estate) of legacy businesses formerly belonging to the Dynamit Nobel businesses acquired in 2004 and deferred income tax assets.

(b)                 Amounts included in “Eliminations” represent individual subsidiaries’ retained interest in their cumulative net cash balance (deposits less withdrawals) included in the corporate cash concentration arrangements. These amounts are eliminated as the cash concentration arrangement balances are included in the “Other” segment’s identifiable assets.

(c)                  Amounts do not include $1,505.3 million and $1,549.1 million of identifiable assets at September 30, 2014 and December 31, 2013, respectively, from discontinued operations. Total identifiable assets including these amounts were $5,081.9 million and $5,532.3 million as of September 30, 2014 and December 31, 2013, respectively.

Geographic information regarding net sales based on seller’s location and long-lived assets are described in Note 3, “Segment Information,” in the Company’s 2013 Annual Report on Form 10-K.

Major components within the reconciliation of income (loss) from continuing operations before taxes to Adjusted EBITDA are described more fully below:

		Surface	Corporate
($ in millions)	Lithium	Treatment	and other	Consolidated
Three months ended September 30, 2014
Income from continuing operations before taxes	$33.7	$42.5	$17.6	$93.8
Interest expense, net	(0.4)	2.9	11.0	13.5
Depreciation and amortization	11.1	8.7	4.8	24.6
Restructuring and other severance costs (a)	0.1	1.3	—	1.4
Equity investment adjustments (b)	8.7	0.8	—	9.5
Systems/organization establishment expenses (c)	0.6	—	0.1	0.7
Acquisition and disposal costs (d)	0.1	0.2	11.0	11.3
Asset write-downs and other (e)	0.2	0.3	(0.1)	0.4
Foreign exchange (gain) loss on financing activities, net (f)	(0.2)	0.7	(55.6)	(55.1)
Other	—	0.4	0.1	0.5
Total Adjusted EBITDA from continuing operations	$53.9	$57.8	$(11.1)	$100.6

Three months ended September 30, 2013
Income (loss) from continuing operations before taxes	$27.6	$48.3	$(76.5)	$(0.6)
Interest expense, net	0.5	2.9	17.8	21.2
Depreciation and amortization	11.6	8.8	2.4	22.8
Restructuring and other severance costs (a)	1.4	1.0	2.2	4.6
Systems/organization establishment expenses (c)	0.2	0.1	—	0.3
Acquisition and disposal costs (d)	—	0.7	1.5	2.2
Loss on early extinguishment/modification of debt (g)	2.2	3.2	10.1	15.5
Asset write-downs and other (e)	(0.8)	0.1	—	(0.7)
Gain on previously held equity investment (h)	—	(16.0)	—	(16.0)
Foreign exchange loss on financing activities, net (f)	0.4	1.3	29.5	31.2
Other	—	0.5	0.6	1.1
Total Adjusted EBITDA from continuing operations	$43.1	$50.9	$(12.4)	$81.6

Nine months ended September 30. 2014
Income (loss) from continuing operations before taxes	$92.2	$122.8	$(40.3)	$174.7
Interest expense, net	(0.9)	9.0	33.2	41.3
Depreciation and amortization	34.7	26.2	14.8	75.7
Restructuring and other severance costs (a)	3.7	3.3	—	7.0
Equity investment adjustments (b)	11.8	2.9	—	14.7
Systems/organization establishment expenses (c)	1.7	0.3	0.1	2.1
Acquisition and disposal costs (d)	0.1	0.9	11.9	12.9
Asset write-downs and other (e)	1.8	0.2	0.1	2.1
Foreign exchange (gain) loss on financing activities, net (f)	(5.3)	1.5	(57.1)	(60.9)
Other	—	0.4	0.1	0.5
Total Adjusted EBITDA from continuing operations	$139.8	$167.5	$(37.2)	$270.1

Nine months ended September 30, 2013
Income (loss) from continuing operations before taxes	$87.2	$114.8	$(160.6)	$41.4
Interest expense, net	1.9	9.0	57.0	67.9
Depreciation and amortization	34.5	26.2	7.3	68.0
Restructuring and other severance costs (a)	5.8	4.4	3.0	13.2
Systems/organization establishment expenses (c)	0.7	0.8	—	1.5
Acquisition and disposal costs (d)	0.1	1.5	4.1	5.7
Loss on early extinguishment/modification of debt (g)	2.2	3.2	10.1	15.5
Asset write-downs and other (e)	3.9	0.1	—	4.0
Gain on previously held equity investment (h)	—	(16.0)	—	(16.0)
Foreign exchange loss on financing activities, net (f)	2.7	—	39.0	41.7
Other	—	1.0	1.2	2.2
Total Adjusted EBITDA from continuing operations	$139.0	$145.0	$(38.9)	$245.1

(a)                  See Note 15, “Restructuring and Other Severance Costs,” for further details.

(b)                  The following table represents adjustments to the EBITDA of unconsolidated affiliates included in the calculation of Adjusted EBITDA, consistent with the adjustments made on a consolidated basis:

		Surface
($ in millions)	Lithium	Treatment	Consolidated
Three months ended September 30, 2014
Interest income, net	$(0.4)	$—	$(0.4)
Depreciation and amortization	1.9	0.2	2.1
Income tax provision	1.0	0.7	1.7
Acquisition method inventory charges (i)	6.2	—	6.2
Other	—	(0.1)	(0.1)
Total adjustments	$8.7	$0.8	$9.5
Nine months ended September 30, 2014
Interest income, net	$(0.5)	$(0.2)	$(0.7)
Depreciation and amortization	2.3	0.5	2.8
Income tax provision	1.1	2.5	3.6
Acquisition method inventory charges (i)	8.9	—	8.9
Other	—	0.1	0.1
Total adjustments	$11.8	$2.9	$14.7

(c)                  Primarily represents costs incurred in conjunction with the integration of businesses acquired.

(d)                 Primarily represents professional fees incurred in connection with exploring strategic options, and for the three and nine months ended September 30, 2014, these primarily relate to the announced merger between the Company and Albemarle.

(e)                  For the nine months ended September 30, 2014, the charge primarily relates to the impairment of a brine pond in Chile in the Lithium segment related to damage from unfavorable weather conditions. For the three and nine months ended September 30, 2013, the amounts primarily relate to the write-off of assets related to the termination of a geothermal energy project at the Silver Peak, Nevada lithium facility.

(f)                   For the three and nine months ended September 30, 2014, foreign exchange gains were primarily related to the impact of a weaker Euro on U.S. denominated cash equivalents recorded in a Euro-denominated entity, as well as non-operating Euro-denominated transactions. For the three and nine months ended September 30, 2013, foreign exchange losses were primarily related to the impact of a stronger Euro on U.S. denominated cash equivalents recorded in a Euro-denominated entity and Euro-denominated intercompany loans.

(g)                  For the three and nine months ended September 30, 2013, in connection with the repayment of all outstanding borrowings under the senior secured credit facility in September 2013, the Company recorded a charge of $15.5 million consisting of the write-off of deferred financing costs of $10.3 million and fees of $5.2 million.

(h)                 Represents the gain as a result of revaluing the Company’s previously held equity interest to fair value related to the acquisition of the remaining 50% interest in a Surface Treatment joint venture in India on July 1, 2013 for a purchase price of $21.0 million.

(i)                     All inventories acquired in an acquisition must be revalued to “fair value,” resulting in a reduction in earnings as the inventory is sold in the ordinary course of business. This adjustment recognizes the effect based on the inventory values from the Company’s acquisition of a 49% interest in the joint venture related to Talison in May 2014.

5.  VARIABLE INTEREST ENTITIES:

As discussed in Note 3, “Discontinued Operations,” the Company entered into a definitive agreement in September 2013 to sell its TiO2 Pigments and Other Businesses, which include Titanium Dioxide Pigments and the Timber Treatment Chemicals business. This transaction was completed in October 2014. Our discontinued operations include the following variable interest entities:

Titanium Dioxide Pigments

The Company formed a Titanium Dioxide Pigments venture with Kemira in September 2008. The Company previously owned 61% of the venture and consolidated it based on the “voting interest” model given its majority ownership and ability to control decision making. On February 15, 2013, the Company acquired Kemira’s 39% interest in the Titanium Dioxide Pigments venture for a purchase price of ?97.5 million ($130.3 million based on the rate in effect on the date of purchase). The increase in ownership was accounted for as an equity transaction. As a result, the Company owns 100% of the Titanium Dioxide Pigments business. In conjunction with this venture, there is a power plant that was previously determined to be a variable interest entity (“VIE”). Subsequent to the purchase of Kemira’s 39% interest, the power plant will continue to be a VIE.

Viance LLC

The Company has a variable interest entity in its Viance LLC (“Viance”) venture, which is part of the Timber Treatment Chemicals business, that provides an extensive range of advanced wood treatment technologies and services to the global wood treatment industry. The Company has concluded that Rockwood is the primary beneficiary of Viance and as such has consolidated the joint venture. This conclusion was made as Rockwood has the obligation to absorb losses of Viance that could potentially be significant to Viance and/or the right to receive benefits from Viance that could potentially be significant to Viance. In addition, Chemical Specialties, Inc. (“CSI”) has the power to direct the activities of Viance that most significantly impact Viance’s performance, as Viance does not own manufacturing facilities. As a result, Viance primarily relies on CSI to provide product and distribution requirements through a supply agreement.

As of September 30, 2014 and December 31, 2013, no consolidated assets of the Company were pledged as collateral for any obligations of Viance and the general creditors of Viance had no recourse against the Company. Viance’s assets can only be used to settle direct obligations of Viance.

The carrying values of the assets and liabilities of the Viance joint venture included in assets of discontinued operations and liabilities of discontinued operations in the consolidated balance sheets are as follows:

	September 30,	December 31,
($ in millions)	2014	2013
Total assets (a)	$64.3	$65.3

Total liabilities	$4.0	$3.6

(a)              The majority of these assets are other intangible assets.

Continuing Operations

As of September 30, 2014 and December 31, 2013, Rockwood’s aggregate net investment in ventures, particularly in the Surface Treatment segment, that are considered variable interest entities but are not consolidated as Rockwood is not the primary beneficiary, were $27.2 million and $32.3 million, respectively.

In May 2014, the Company completed the purchase of a 49% equity interest in Windfield, which is the parent of Talison, thereby creating a joint venture with Tianqi, in which the Company’s indirect ownership in Talison is accounted for under the equity method of accounting. As the parties share risks and benefits disproportionate to their voting interests, the Company has concluded that Talison is a VIE. However, the Company has also concluded that it should not consolidate this VIE as it is not the primary beneficiary. The Company does not have the power and/or ability to direct the activities most affecting the venture’s performance due to the governance structure which gives the Company protective rights only. As of September 30, 2014, the Company’s investment in Talison was $493.5 million.

These investments are classified as “Investments in unconsolidated affiliates” in the condensed consolidated balance sheets and represent Rockwood’s approximate exposure to losses on these investments. Rockwood does not guarantee debt for or have other financial support obligations to these ventures.

See Item 8. Financial Statements and Supplementary Data - Note 4, “Variable Interest Entities,” in the Company’s 2013 Annual Report for further details.

6.  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS:

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and debt instruments. Due to their short-term maturity, the carrying amount of receivables and payables approximates fair value. Cash equivalents primarily consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recorded at cost, which approximates fair value. The Company has exposure to market risk from changes in interest rates and foreign currency exchange rates.

The Company follows a fair value measurement hierarchy to measure assets and liabilities. As of September 30, 2014 and December 31, 2013, the assets and liabilities measured at fair value on a recurring basis are cash equivalents and government securities. In addition, the Company measures its pension plan assets at fair value (see Item 8. Financial Statements and Supplementary Data - Note 14, “Employee Benefit Plans” in the Company’s 2013 Annual Report on Form 10-K for further details). The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy as follows:

Level 1 —
Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The fair values of cash equivalents and government securities are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.

Level 2 —
Inputs are directly or indirectly observable, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The fair values of derivatives, when used by the Company, are based on quoted market prices from various banks for similar instruments. The valuation of these instruments reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including forward curves.

Level 3 —
Inputs are unobservable inputs that are used to measure fair value to the extent observable inputs are not available. The Company does not have any recurring financial assets or liabilities that are recorded on its condensed consolidated balance sheets as of September 30, 2014 and December 31, 2013 that are classified as Level 3 inputs.

In accordance with the fair value hierarchy, the following table provides the fair value of the Company’s recurring financial assets and liabilities that are measured at fair value in the condensed consolidated balance sheets as of September 30, 2014 and December 31, 2013:

	As of September 30, 2014		As of December 31, 2013
($ in millions)	Total	Level 1	Total	Level 1
Assets
Cash equivalents	$236.8	$236.8	$1,370.5	$1,370.5
Government securities	0.1	0.1	0.1	0.1
Total assets at fair value	$236.9	$236.9	$1,370.6	$1,370.6

Debt

As of September 30, 2014 and December 31, 2013, the Company’s estimated fair value of its unsecured Senior Notes due in 2020 (“2020 Notes”) was $1,289.9 million and $1,273.8 million, respectively, based on quoted market values in active markets from financial service providers. The Company’s principal carrying amount of the 2020 Notes was $1,249.3 million and $1,250.0 million at September 30, 2014 and December 31, 2013, respectively. The Company categorizes these 2020 Notes as Level 1 in the fair value hierarchy.

7.  INVENTORIES:

Inventories are comprised of the following:

	September 30,	December 31,
($ in millions)	2014	2013
Raw materials	$60.3	$64.7
Work-in-process	54.4	53.4
Finished goods	112.8	110.1
Total	$227.5	$228.2

8.  GOODWILL:

Goodwill balances and activity by segment are as follows:

		Surface
($ in millions)	Lithium	Treatment	Total
Balance, December 31, 2013	$275.1	$384.5	$659.6
Foreign exchange	(22.6)	(27.8)	(50.4)
Balance, September 30, 2014	$252.5	$356.7	$609.2

9.  OTHER INTANGIBLE ASSETS, NET:

Other intangible assets, net consist of:

	As of September 30, 2014			As of December 31, 2013
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
($ in millions)	Amount	Amortization	Net	Amount	Amortization	Net
Patents and other intellectual property	$107.0	$(81.6)	$25.3	$111.7	$(81.1)	$30.6
Trade names and trademarks	44.9	(23.6)	21.4	47.9	(23.6)	24.3
Customer relationships	143.2	(89.1)	54.1	146.1	(83.8)	62.3
Other	37.0	(27.2)	9.7	37.3	(26.6)	10.7
Total	$332.1	$(221.5)	$110.5	$343.0	$(215.1)	$127.9

Amortization of other intangible assets was $5.5 million and $6.8 million in the three months ended September 30, 2014 and 2013, respectively, and $18.8 million and $19.6 million in the nine months ended September 30, 2014 and 2013, respectively.

Estimated amortization expense for each of the next five fiscal years is as follows:

($ in millions)	Amortization
Year ending	Expense
2014	$24.9
2015	20.9
2016	19.3
2017	17.3
2018	10.2

10.  LONG-TERM DEBT:

Long-term debt is summarized as follows:

	September 30,	December 31,
($ in millions)	2014	2013
2020 Unsecured senior notes	$1,249.3	$1,250.0
Capitalized lease obligations	26.9	31.5
Other loans	12.1	13.9
	1,288.3	1,295.4
Less current maturities	(9.5)	(10.3)
	$1,278.8	$1,285.1

In April 2014, the Company announced that its wholly-owned subsidiary, Rockwood Specialties Group, Inc. (“RSGI”), commenced a cash tender offer (the “Asset Sale Offer”) to purchase up to $400 million in the aggregate principal amount of its $1.25 billion of 4.625% Senior Notes due in 2020 (“2020 Notes”), at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon, to but not including the date of purchase. The Asset Sale Offer was made pursuant to the indenture governing the 2020 Notes as a result of the Company’s sale of the Advanced Ceramics segment and Clay-based Additives business. Those sales constituted “Asset Sales” under the indenture governing the 2020 Notes. The principal amount of the Notes tendered and accepted in the Asset Sale Offer was $0.7 million.

For further details of the terms of the Company’s long-term debt, see Item 8. Financial Statements and Supplementary Data - Note 10, “Long-Term Debt” in the Company’s 2013 Annual Report on Form 10-K.

11.  INCOME TAXES:

The effective tax rate on income from continuing operations was 42.0% and 36.9% for the three and nine months ended September 30, 2014, respectively. The income tax rate is higher than the U.S. statutory rate of 35% primarily due to a tax provision recorded on foreign exchange gains in connection with the repayment of an intercompany loan that was formerly deemed to be of a long-term investment nature, an income tax charge related to a tax rate change in Chile and an unfavorable earnings mix. The higher rate in the nine months ended September 30, 2014 was partially offset by the reversal of tax reserves due to a lapse in statute of limitations.

The Company recorded an income tax benefit of $9.0 million on a loss from continuing operations of $0.6 million for the three months ended September 30, 2013 and an income tax charge of $0.8 million on income from continuing operations of $41.4 million (effective tax rate of 1.9%) for the nine months ended September 30, 2013. The income tax benefit for the three months ended September 30, 2013 is favorably impacted by the reversal of tax reserves and a beneficial foreign earnings mix. The effective tax rate for the nine months ended September 30, 2013 is lower than the U.S. statutory rate of 35% primarily due to the reversal of tax reserves and a beneficial foreign earnings mix.

The following table reflects the activity in the Company’s worldwide valuation allowance attributable to deferred tax assets:

Valuation
($ in millions)	Allowance
Balance as of December 31, 2013	$18.5
U.S. valuation allowance - State	(1.4)
Foreign valuation allowance	5.2
Other	(0.6)
Balance as of September 30, 2014	$21.7

Unrecognized tax benefits at September 30, 2014 were $28.5 million, all of which, if recognized, would impact the effective tax rate. The Company has accrued $5.6 million for interest and penalties as of September 30, 2014. The Company recognizes interest and penalties related to unrecognized tax benefits in its income tax provision.

The Company is currently under audit in certain jurisdictions and during the next twelve months, it is reasonably possible that resolution of these audits could result in a benefit of up to $1.3 million.

12.  STOCK-BASED COMPENSATION:

In December 2013, the Company awarded 161,156 of market-based restricted stock unit awards to its management and key employees which will vest on January 1, 2017 as long as the employee continues to be employed by the Company on this date and upon the achievement of certain performance targets approved by the Compensation Committee. In January 2014, the performance targets that formed the basis for vesting of these restricted stock units were set. As a result, the Company recognized compensation cost beginning in January 2014. A portion of the share units vest based on the percentage change in the price of the Company’s common stock over the award period January 1, 2014 to December 31, 2016. The remaining portion vest based upon the Company’s total shareholder return as compared to the total shareholder return for the Dow Jones U.S. Chemical Index for the period January 1, 2014 to December 31, 2016.

All restricted stock units contain a provision in which the units shall immediately vest and become converted into the right to receive a cash payment payable on the original vesting date after a change in control as defined in the award agreement. As the provisions for redemption are outside the control of the Company, the fair value of these units as of September 30, 2014 and December 31, 2013 has been recorded as mezzanine equity (outside of permanent equity) in the condensed consolidated balance sheets. The Company, Albemarle and the Merger Sub entered into an Agreement and Plan of Merger on July 15, 2014. As a result, on the closing date of the transaction, approximately 550,000 restricted stock units (such amount may be increased up to 150% depending upon performance) shall immediately become converted into the right to receive a cash payment on the original vesting date. Such payment may be accelerated if employment is terminated by the Company prior to such date.

The aggregate compensation cost for restricted stock units and Board of Director stock grants recorded under the stock-based compensation plans was $1.8 million and $3.3 million for the three months ended September 30, 2014 and 2013, respectively, and $7.4 million and $9.9 million for the nine months ended September 30, 2014 and 2013, respectively. The total tax benefit recognized related to stock awards was $0.7 million and $1.1 million for the three months ended September 30, 2014 and 2013, respectively, and $2.5 million and $3.2 million for the nine months ended September 30, 2014 and 2013, respectively.

See Item 8. Financial Statements and Supplementary Data - Note 13, “Stock-Based Compensation,” in the Company’s 2013 Annual Report on Form 10-K for further details of the Company’s stock-based compensation plans.

13.   PENSION AND POSTRETIREMENT LIABILITIES:

The following table represents the net periodic benefit cost of defined benefit pension plans:

	Three months ended		Nine months ended
	September 30,		September 30,
($ in millions)	2014	2013	2014	2013
Service cost	$0.9	$0.9	$2.9	$2.8
Interest cost	3.9	3.6	11.8	10.8
Expected return on assets	(2.2)	(2.1)	(6.6)	(6.2)
Amortization of actuarial losses	1.1	1.5	3.3	4.4
Amortization of prior service cost	0.2	0.2	0.5	0.5
Total pension cost	$3.9	$4.1	$11.9	$12.3

Contributions to defined benefit pension plans, including benefit payments paid directly to plan participants, are expected to approximate $17.7 million during 2014, of which $13.3 million was contributed in the nine months ended September 30, 2014.

The Company also sponsors and participates in various defined contribution and multi-employer plans. The expense for the defined contribution plans was $2.0 million and $1.9 million for the three months ended September 30, 2014 and 2013, respectively, and $5.7 million and $5.1 million for the nine months ended September 30, 2014 and 2013, respectively. The expense for the multi-employer plans was $0.4 million for both of the three months ended September 30, 2014 and 2013, respectively, and $1.3 million and $1.2 million for the nine months ended September 30, 2014 and 2013, respectively.

14.   EARNINGS PER COMMON SHARE:

Basic and diluted earnings per common share (“EPS”) were computed using the following common share data:

	Three months ended		Nine months ended
	September 30,		September 30,
($ in millions, except per share amounts; shares in thousands)	2014	2013	2014	2013
EPS Numerator:
Amounts attributable to Rockwood Holdings, Inc.:
Income from continuing operations	$54.4	$8.4	$110.2	$40.6
Income from discontinued operations	31.5	1,102.8	1.6	1,119.5
Net income	$85.9	$1,111.2	$111.8	$1,160.1

EPS Denominator:
Basic weighted average number of common shares outstanding	71,239	74,262	72,504	76,611
Effect of dilutive stock options and other incentives	937	1,644	1,043	1,653
Diluted weighted average number of common shares outstanding and common stock equivalents	72,176	75,906	73,547	78,264

Basic earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Earnings from continuing operations	$0.76	$0.11	$1.52	$0.53
Earnings from discontinued operations	0.45	14.85	0.02	14.61
Basic earnings per share	$1.21	$14.96	$1.54	$15.14

Diluted earnings per share attributable to Rockwood Holdings, Inc. shareholders:
Earnings from continuing operations	$0.75	$0.11	$1.50	$0.52
Earnings from discontinued operations	0.44	14.53	0.02	14.30
Diluted earnings per share	$1.19	$14.64	$1.52	$14.82

For the three and nine months ended September 30, 2014 and 2013, there were no outstanding shares that would have had an anti-dilutive effect.

15.   RESTRUCTURING AND OTHER SEVERANCE COSTS:

The Company records restructuring liabilities that represent charges incurred in connection with consolidations and cessations of certain of its operations, including operations from acquisitions, as well as headcount reduction programs. These charges consist primarily of asset write-downs, severance and facility/entity closure costs. Severance charges are based on various factors, including the employee’s length of service, contract provisions, salary levels and local governmental legislation. At the time a related charge is recorded, the Company calculates its best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

The following table provides the restructuring and other severance costs for the three and nine months ended September 30, 2014 and 2013:

	Three months ended		Nine months ended
	September 30,		September 30,
($ in millions)	2014	2013	2014	2013
Severance/Relocation	$0.1	$0.2	$1.1	$2.2
Facility/entity closure and other	1.0	4.0	2.6	8.9
Asset write-downs	—	—	3.0	—
Restructuring charge	1.1	4.2	6.7	11.1
Other severance costs	0.3	0.4	0.3	2.1
Total	$1.4	$4.6	$7.0	$13.2

For the three months ended September 30, 2014, the restructuring charges were primarily incurred in the Surface Treatment segment mainly due to closure costs. For the nine months ended September 30, 2014, the restructuring charges primarily relate to asset write-downs, as well as severance and closure costs, in connection with the closure of a lithium manufacturing facility in India, as well as closure and severance costs in the Surface Treatment segment.

For the three months ended September 30, 2013, the restructuring charges primarily relate to environmental reserves recorded for facilities retained as part of the sale of the TiO2 Pigments and Other businesses, as well as closure costs related to the move of the Lithium headquarters to a new location. For the nine months ended September 30, 2013, the restructuring charges primarily relate to the closure of a lithium manufacturing facility in the U.S., environmental reserves recorded for facilities retained as part of the sale of the TiO2 Pigments and Other businesses, organizational changes in the Surface Treatment segment, as well as closure costs related to the move of the Lithium headquarters to a new location.

All restructuring actions still in progress as of September 30, 2014 are expected to be substantially complete within the next twelve months. However, payouts of certain liabilities resulting from these actions will take place over several years. There are no significant future costs related to open restructuring plans remaining. Selected information for outstanding liabilities from recent restructuring actions is as follows:

		Facility/Entity
	Severance/	Closure
($ in millions)	Relocation	and Other	Total
Liability balance, December 31, 2013	$2.4	$4.8	$7.2
Restructuring charge in 2014	1.1	5.6	6.7
Utilized	(1.3)	(3.6)	(4.9)
Foreign exchange and other	(0.1)	(3.2)	(3.3)
Liability balance, September 30, 2014	$2.1	$3.6	$5.7

16.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

Changes in accumulated other comprehensive income (loss) are as follows:

	Pension related	Foreign	Intercompany	Net	Total
	adjustments,	currency	foreign currency	investment hedge,	accumulated other
($ in millions)	net of tax	translation	loans	net of tax	comprehensive income
Balance at December 31, 2013	$(123.2)	$269.1	$147.7	$(189.9)	$103.7
Other comprehensive income before reclassifications	6.7	(178.9)	(39.4)	—	(211.6)
Amounts reclassified from accumulated other comprehensive income to net income	5.3	—	—	—	5.3
Balance at September 30, 2014	$(111.2)	$90.2	$108.3	$(189.9)	$(102.6)

The amounts reclassified from accumulated other comprehensive income (loss) into net income are as follows:

($ in millions)	Amount Reclassified from Accumulated Other Comprehensive Income
Accumulated Other	Three months ended September 30,		Nine months ended September 30,
Comprehensive Income Components	2014	2013	2014	2013
Pension related adjustments:
Sale of Advanced Ceramics (a)	$—	$(18.1)	$—	$(18.1)
Actuarial losses (b)	(2.2)	(4.1)	(6.5)	(12.4)
Prior service costs (b)	(0.2)	(0.2)	(0.6)	(0.6)
	(2.4)	(22.4)	(7.1)	(31.1)
Income tax provision	0.6	6.1	1.8	8.5
	$(1.8)	$(16.3)	$(5.3)	$(22.6)

Foreign Currency Translation:
Sale of Advanced Ceramics (a)	$—	$(3.3)	$—	$(3.3)
	$—	$(3.3)	$—	$(3.3)

Intercompany foreign currency loans:
Sale of Advanced Ceramics (a)	$—	$1.5	$—	$1.5
	$—	$1.5	$—	$1.5

Total reclassifications for the period	$(1.8)	$(18.1)	$(5.3)	$(24.4)

(a)                    Amounts reclassified to gain on sale of discontinued operations, net of tax in the Condensed Consolidated Statements of Operations.

(b)                    These accumulated other comprehensive loss components are included in the computation of net periodic pension costs that are recorded in costs of products sold and selling, general and administrative expenses in the condensed consolidated statements of operations. In addition, these accumulated other comprehensive loss components include the effect of actuarial losses and prior service costs from discontinued operations.

17.   COMMITMENTS AND CONTINGENCIES:

Legal Proceedings—The Company is involved in various legal proceedings, including commercial, intellectual property, product liability, regulatory and environmental matters of a nature considered normal for its business. The Company accrues for amounts related to these matters if it is probable that a liability has been incurred, and an amount can be reasonably estimated. The Company discloses such matters when there is at least a reasonable possibility that a material loss may have been incurred. However, the Company cannot predict the outcome of any litigation or the potential for future litigation.

Shareholder Litigation

On July 22, 2014, a putative class action complaint was filed in the Chancery Division of the Superior Court of New Jersey, Mercer County relating to the Merger. On July 24, 2014, an additional putative class action complaint was filed in the Chancery Division of the Superior Court of New Jersey, Mercer County relating to the Merger. Both suits name the same plaintiff but were filed by different law firms. On August 1, 2014 and August 12, 2014, three additional putative class action complaints were filed in the Court of Chancery of the State of Delaware relating to the Merger. The lawsuits filed in New Jersey, Thwaites v. Rockwood Holdings Inc., et al., (“Thwaites I”) and Thwaites v. Rockwood Holdings, Inc., et al. (“Thwaites II”), and the lawsuits filed in Delaware, Rudman Partners, L.P. v. Rockwood Holdings, Inc., et al., Riley v. Rockwood Holdings, Inc., et al., and North Miami Beach Police Officers & Firefighters’ Retirement Plan v. Rockwood Holdings, Inc., et al., each name Rockwood, its directors and Albemarle as defendants. Thwaites II and the cases filed in Delaware also name Merger Sub as a defendant. The lawsuits (collectively the “Actions”), which contain substantially similar allegations, include allegations that the Rockwood board of directors breached their fiduciary duties in connection with the Merger by failing to ensure that Rockwood shareholders will receive the maximum value for their shares, failing to conduct an appropriate sale process and putting their own interests ahead of Rockwood shareholders. Rockwood and Albemarle are alleged to have aided and abetted the alleged fiduciary breaches. The lawsuits seek a variety of equitable relief, including enjoining the Rockwood board of directors from proceeding with the proposed Merger unless and until they have acted in accordance with their fiduciary duties to maximize shareholder value and rescission of the Merger to the extent implemented, in addition to damages arising from the defendants’ alleged breaches and attorneys’ fees and costs. On August 12, 2014, the plaintiff in Thwaites I filed a Notice of Voluntary Dismissal Without Prejudice as to all defendants. On August 27, 2014, the Delaware Court of Chancery ordered the three Delaware cases consolidated and appointed co-lead counsel. The court also ordered that no response to the complaints shall be due until after plaintiffs in the cases filed in Delaware file an amended consolidated complaint. Plaintiffs in the cases filed in Delaware have yet to file an amended consolidated complaint. On September 19, 2014, the plaintiff in Thwaites II filed an amended complaint including additional allegations that the registration statement failed to disclose material information. On October 6, 2014, the parties in Thwaites II filed a stipulation whereby the plaintiff agreed to extend the time for defendants to answer or otherwise move to dismiss the amended complaint to December 8, 2014, and the defendants agreed to provide certain limited discovery without prejudice to any and all defenses prior to answering or otherwise moving to dismiss the amended complaint.

On November 6, 2014, the defendants entered into a memorandum of understanding (the “MOU”) with the plaintiffs providing for the settlement of all claims in the Actions. Under the MOU, and subject to court approval and definitive documentation, the plaintiffs and the putative class settle and release, against the named defendants and their affiliates and agents, all claims in the Actions and any potential claim related to (i) the Merger or the Merger Agreement, (ii) any deliberations or negotiations in connection with the Merger or the Merger Agreement, including the process of deliberation or negotiation by the defendants, and any of their respective officers, directors, principals, partners or advisors, (iii) the consideration to be received by class members in connection with the Merger, (iv) the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 1, 2014, or any other disclosures made available or filed relating to the Merger, (v) the statutory or fiduciary obligations of the defendants and certain related persons in connection with the Merger, (vi) the fees, expenses or costs incurred with prosecuting, defending or settling the Actions, or (vii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions.

While the Company and Albemarle believe that no supplemental disclosure is required under applicable laws, in order to avoid the risk of the putative stockholder class actions delaying or adversely affecting the Merger and to minimize the expense of defending such actions, the Company and Albemarle have agreed, pursuant to the terms of the MOU, to make certain supplemental disclosures related to the proposed Merger.  The MOU contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to the Company’s stockholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Superior Court of New Jersey, Mercer County will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed Merger, the Merger Agreement and any disclosure made in connection therewith, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that plaintiffs’ counsel will file a petition in the Superior Court of New Jersey, Mercer County for an award of attorneys’ fees and expenses to be paid by the Company or its successor. The settlement, including the payment by the Company or any successor thereto of any such attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. There can be no assurance that the Superior Court of New Jersey, Mercer County will approve the settlement contemplated by the MOU. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations in the Actions, which the defendants believe are without merit.

Former Glass Sealants Business

A subsidiary in the Surface Treatment segment formerly manufactured and distributed sealants for insulating glass. This business was sold in 2003. This subsidiary has been named as a defendant, or third-party defendant, in several lawsuits, which were initiated prior to and after the sale of the business, relating to allegedly defective manufacturing of those products. The six remaining lawsuits are pending in the Netherlands (High Court of Hertogenbosch). The court of the first instance in those litigations concluded in March 2012 that the Company’s subsidiary breached certain implied product warranties and is responsible for certain alleged damages to be determined. The Company’s subsidiary has appealed the decisions. The subsidiary may be required to compensate the eventual damage claims still to be asserted by the various plaintiffs in these actions. Although the Company expects its subsidiary to have coverage under its product liability insurance policies should damages ultimately be awarded or agreed to, in such an event, its insurance may not cover such damages and, if not, its subsidiary may not have sufficient cash flow to pay them. The Company estimates that the possible range of loss from those damage claims, net of expected insurance recoveries, is from ?0.7 million ($0.9 million) to ?4.0 million ($5.1 million) as of September 30, 2014. The Company does not believe that the resolution of these matters will have a material effect on its consolidated financial condition, results of operations or cash flows.

Real Estate Transfer Tax Matter

In December 2009, the Company received a tax assessment from German tax authorities, claiming that the Company’s acquisition of Dynamit Nobel in 2004 triggered a real estate transfer tax obligation. The Company appealed the assessment to the German tax authorities on the grounds that it had already paid the relevant real estate transfer tax and that the further assessment would constitute duplicate taxation of the real estate transfers. However, in October 2011, the German tax authorities affirmed their position with regard to the assessment. Consequently, the Company appealed this assessment with the German Fiscal Court and intends to vigorously defend its position in this matter. The Company estimates that the possible range of loss from these claims as of September 30, 2014 is from ?0.0 million to ?5.7 million ($7.2 million). The Company does not expect this matter to have a material impact on its consolidated financial condition, results of operations or cash flows.

La Negra Construction Project

In August 2013, a subsidiary of the Company’s Lithium segment sought to terminate a construction agreement to which it is a party for a breach of the construction agreement by the other party/contractor in connection with the expansion project in La Negra, Chile. As a result of the eventual termination, the contractor tendered an arbitration claim under the construction agreement in March 2014. The Company’s subsidiary issued a counterclaim in April 2014 seeking damages resulting from such contractor’s breach. The parties are currently participating in a binding arbitration process with a third party arbitrator in Chile under the Santiago Chamber of Commerce rules as required under the construction agreement. The Company estimates that the possible range of loss from these claims as of September 30, 2014 is from $0.0 million to $4.7 million. The Company does not expect this matter to have a material impact on its consolidated financial condition, results of operations or cash flows.

Other Matters

Although the Company expects to continue to pay legal fees in connection with the above matters and other legal actions such as chromated copper arsenate and other product liability matters, based on currently available facts, the Company does not believe that any other individual action will have a material effect on its consolidated financial condition, results of operations or cash flows.

Reserves in connection with known product liability matters, net of expected insurance recoveries, do not individually exceed $1.9 million and in the aggregate equal $2.8 million as of September 30, 2014. The Company’s reserve estimates are based on available facts, including damage claims and input from its internal and external legal counsel, past experience, and, in some instances where defense costs are being paid by its insurer, known or expected insurance recoveries. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available. Further, the Company cannot predict the outcome of any litigation or the potential for future litigation.

Indemnity Matters—The Company is indemnified by third parties in connection with certain matters related to acquired and divested businesses. The Company has no reason to believe that the financial condition of those parties who may have indemnification obligations to the Company is other than sound, except as regards to pension obligations disclosed below. However, in the event the Company seeks indemnity under any of these agreements or through other means, there can be no assurance that any party who may have obligations to indemnify the Company will adhere to their obligations and the Company may have to resort to legal action to enforce its rights under the indemnities. In cases where the Company’s indemnification claims to such third parties are uncontested, the Company expects to realize recoveries within the short term.

The Company may be subject to indemnity claims relating to properties or businesses it divested. For example, the Company has agreed to indemnify the buyer of its former plastic compounding, Clay-based Additives and TiO2 Pigments and Other Businesses for certain tax and environmental matters that may arise in the future that relate to the period prior to the closing or other matters related to such businesses.

The Company’s pension liability includes defined benefit obligations to employees of a previously divested company which cannot legally be transferred to the owners under local law. The owner of the business had agreed to indemnify the Company for these obligations, however, such company has filed for bankruptcy. Accordingly, as of September 30, 2014, the Company has recorded a reserve of ?4.9 million ($6.2 million) against its related receivable of ?5.4 million ($6.8 million) due from the current owner. The Company cannot predict the ultimate outcome of this matter.

In the opinion of management, and based upon information currently available, the ultimate resolution of any indemnification obligations owed to the Company or by the Company is not expected to have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

Safety, Health and Environmental Matters

For further details of the Company’s Safety, Health and Management Systems, SHE Capital Expenditures, and Regulatory Developments, see Item 8. Financial Statements and Supplementary Data - Note 18, “Commitments and Contingencies” in the Company’s 2013 Annual Report on Form 10-K.

Environmental Reserves

Environmental laws have a significant effect on the nature and scope of any cleanup of contamination at current and former operating facilities, the costs of transportation and storage of chemicals and finished products and the costs of the storage and disposal of wastes.

In addition, “Superfund” statutes in the United States as well as statutes in other jurisdictions impose strict, joint and several liability for cleanup costs on the entities that generated waste and/or arranged for its disposal at contaminated third-party sites, as well as the past and present owners and operators of contaminated sites. All responsible parties may be required to bear some or all of the clean-up costs regardless of fault, legality of the original disposal or ownership of the disposal site.

The following table provides a list of the Company’s present and former facilities with environmental contamination or reclamation obligations for which the Company has reserved for at September 30, 2014:

Country	Location	(a)	(b)	(c)	(d)	(e)	(f)
Brazil	Diadema			X		X
Chile	La Negra				X
	Salar de Atacama				X
China	Shenzhen			X
France	Sens	X
Germany	Duisburg				X
	Empelde	X				X
	Hainhausen	X
	Liebenau			X
	Stadeln	X	X
	Troisdorf	X	X	X
	Walluf						X
The Netherlands	Oss	X
South Africa	Boksburg	X
United States	Beltsville, MD	X
	East St. Louis, IL			X
	Easton, PA			X
	Kings Mountain, NC				X
	Pineville, NC					X
	Silver Peak, NV				X
	Sunbright, VA	X				X
	Valdosta, GA	X

(a)                    The Company is currently operating groundwater monitoring and/or remediation systems at these locations.

(b)                    The Company is currently operating groundwater monitoring and/or remediation systems at these locations for which prior owners or insurers have assumed all or most of the responsibility.

(c)                     The Company is currently conducting investigations into additional possible soil and/or groundwater contamination at these locations.

(d)                    The Company has land restoration obligations generally relating to landfill activities or surface mining at these locations.

(e)                     The Company is responsible for certain liabilities related to environmental matters at these formerly owned or closed facilities.

(f)                      The Company will be required to conduct certain investigation activities at the end of the lease of a retained site in connection with the sale of TiO2 Pigments and Other Businesses.

The Company is also responsible for environmental matters at one of its former off-site disposal locations owned by a third party. This site is considered a Superfund site as defined by the EPA or state regulatory authority. The Company is a potentially responsible party or de minimis participant at a Superfund locations in South Gate, CA and Houston, TX. Although the Company cannot provide assurances in this regard, the Company does not believe that these issues will have a material effect on its consolidated financial condition, results of operations or cash flows. Nonetheless, the discovery of contamination arising from present or historical industrial operations at some of the Company’s or its predecessor’s former and present properties and/or at sites where the Company and its predecessor disposed wastes could expose the Company to clean up obligations and other damages in the future.

In connection with the sale of TiO2 Pigments and Other Businesses, the Company agreed to retain liability for certain environmental matters at the following operating sites where the Company currently has environmental reserves; Walluf, Germany, Hainhausen, Germany, Shenzhen, China, Beltsville, Maryland, East St. Louis, Illinois, Easton, Pennsylvania and Valdosta, Georgia. The Company also agreed to retain certain operating sites and lease them to the purchaser. Thus, the reserves for the above sites, and for one other site, include estimates for further environmental investigation costs. Accordingly, the reserves for these sites remain in continuing operations. The reserves for remaining TiO2 Pigments and Other Businesses operating sites are included in discontinued operations (Birtley, UK, Duisburg, Uerdingen, and Schwarzheide, Germany, Kipsikorpi, Finland, Harrisburg, North Carolina, and Turin, Italy). The Company also agreed to indemnify the buyer for certain environmental matters at such other operating sites of the businesses for a limited period subject to certain limitations, caps and deductibles.

The Company has established financial reserves relating to anticipated environmental cleanup obligations, site reclamation and remediation and closure costs, which are reviewed at least quarterly based on currently available information. Liabilities are recorded when potential liabilities are either known or believed to be probable and can be reasonably estimated. In the event that the Company establishes a financial reserve in connection with site remediation costs, the Company records a reserve for the estimated cost of the remediation, even though the costs of the remediation will likely be spread out over many years. The Company does not include unasserted claims in its reserves.

The Company’s liability estimates are based upon available facts, existing technology, indemnities from or to third parties, past experience and, in some instances, insurance recoveries where the remediation costs are being paid by its insurers, and are generated by several means, including state-mandated schedules, environmental consultants and internal experts, depending on the circumstances.

On a consolidated basis, the Company has accrued $37.7 million and $42.0 million for environmental liabilities as of September 30, 2014 and December 31, 2013, respectively, most of which were classified as other non-current liabilities in the condensed consolidated balance sheets. Included in the environmental liabilities are reclamation obligations of $16.4 million and $15.3 million as of September 30, 2014 and December 31, 2013, respectively. These obligations primarily relate to post-closure reclamation in the surface mining and manufacturing sites within the Lithium segment.

The remaining environmental liabilities ($21.3 million and $26.7 million as of September 30, 2014 and December 31, 2013, respectively) represent remediation obligations. The Company estimates that the potential range for such environmental matters (excluding reclamation obligations) as of September 30, 2014 is from $21.3 million to $33.4 million. Of these accruals, $13.2 million and $14.3 million as of September 30, 2014 and December 31, 2013, respectively, represent liabilities discounted using discount rates ranging from 2.8% to 7.5%.

The Company’s remediation liabilities are payable over periods of up to 30 years. At a number of the sites described above, the extent of contamination has not yet been fully investigated or the final scope of remediation is not yet determinable and could potentially affect the range. For the nine months ended September 30, 2014, the Company recorded charges of $1.9 million to increase its environmental liabilities and made payments of $0.9 million for reclamation and remediation costs, which reduced its environmental liabilities. For the nine months ended September 30, 2014, the recurring cost of managing hazardous substances for ongoing operations is $7.5 million.

The Company believes these accruals are adequate based on currently available information. The Company may incur losses in excess of the amounts accrued; however, based on currently available information, it does not believe the additional amount of potential losses would have a material effect on its business or consolidated financial condition, but may have a material effect on the results of operations or cash flows in any given quarterly or annual reporting period. The Company does not believe that any known individual environmental matter would have a material effect on its consolidated financial condition, results of operations or cash flows. The Company is unable to estimate the amount or range of any potential incremental charges should facts and circumstances change and may in the future revise its estimates based on new information becoming available.

In the event that manufacturing operations are discontinued at any of the Company’s facilities with known contamination, regulatory authorities may impose more stringent requirements on the Company including soil remediation. The Company does not contemplate any such action occurring in the foreseeable future, as these facilities’ remaining lives are not known, except for those sites we expect to lease to the purchaser of the TiO2 Pigments and Other Businesses. Given the indeterminate useful life of these facilities and the corresponding indeterminate settlement date of any soil remediation obligations, the Company does not have sufficient information to estimate a range of potential settlement dates for its obligations. Consequently, the Company cannot employ a present value technique to estimate fair value and, accordingly, has not accrued for any environmental-related costs to remediate soil at these facilities.

18.   GUARANTOR FINANCIAL STATEMENTS:

Rockwood Holdings Inc. (“Parent Company”) and certain of its 100% owned domestic subsidiaries (“Guarantor Subsidiaries”) jointly and severally, and fully and unconditionally guarantee the 2020 Notes in the aggregate principal amount of $1.25 billion issued in September 2012 by RSGI, an indirect 100% owned subsidiary of the Company. The following presents the consolidating financial information separately for:

•                  Parent Company Guarantor — the Parent Company owns a 100% direct investment in Rockwood Specialties Consolidated, Inc.  (“RSCI”). RSCI owns a 100% direct investment in Rockwood Specialties International, Inc. (“RSII”). RSII owns a 100% direct investment in RSGI. Each of these entities is a domestic holding company;

•                  Issuer — RSGI, the issuer of the guaranteed obligations, owns direct or indirect investments in all other domestic and foreign subsidiaries;

•                  Guarantor Subsidiaries — these represent substantially all of RSGI’s domestic subsidiaries on a combined basis. The “investment in subsidiary” and “equity in undistributed earnings of subsidiaries” represents all non-guarantor subsidiaries of such guarantors;

•                  Non-Guarantor Subsidiaries — these include all of the Company’s foreign subsidiaries, two domestic subsidiaries and RSCI and RSII (because they are non-guarantors) on a consolidated basis. As a result, the “investment in subsidiary” and “equity in undistributed earnings of subsidiaries” presented in the Non-Guarantor Subsidiaries column includes all of the subsidiaries of RSCI;

•                  Consolidating Adjustments — represent adjustments to (a) eliminate intercompany transactions between or among the Parent Company, RSGI, the Guarantor Subsidiaries and the Non-Guarantor subsidiaries, (b) eliminate the investments in subsidiaries and (c) offset deferred income taxes within the same tax jurisdictions; and

•                  Total Consolidated Amounts — Parent Company and its subsidiaries on a consolidated basis.

Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements.

The Parent Company Guarantor, Issuer, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are parties to cash concentration arrangements with three financial institutions to maximize the availability of cash for general corporate and operating purposes. Cash balances under one of the cash concentration arrangements are swept daily from the accounts of the entities who are party to the arrangement into the concentration account. There are no restrictions under the cash concentration arrangements on the movement of cash between the Parent Company Guarantor, the Issuer, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. There are no significant restrictions on the ability of RSGI or any Guarantor Subsidiaries to obtain funds by dividend or loan. However, there are restrictions contained in the indenture governing the 2020 Notes on the ability of the Parent Company to obtain funds from RSGI and its subsidiaries. See Item 8. Financial Statements and Supplementary Data - Note 10, “Long-term Debt” in the Company’s 2013 Annual Report on Form 10-K for further details.

The guarantor financial statements for the three and nine months ended September 30, 2013 were adjusted for the adjustment related to Turin, Italy (described in Note 19, “Immaterial Corrections”), a correction of misclassifications among operating, investing and financing activities in the guarantor statements of cash flows for the nine months ended September 30, 2013 for intercompany pooling/lending arrangements, and other changes to conform to current year presentation.

The following tables present the Company’s consolidating statement of operations and comprehensive income for the three and nine months ended September 30, 2014 and 2013, the consolidating statement of cash flows for the nine months ended September 30, 2014 and 2013, and the consolidating balance sheets as of September 30, 2014 and December 31, 2013:

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
THREE MONTHS ENDED SEPTEMBER 30, 2014
(Dollars in millions)
(Unaudited)

	Parent					Total
	Company		Guarantor	Non-Guarantor	Consolidating	Consolidated
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Amounts
Net sales	$—	$—	$90.7	$286.7	$(21.1)	$356.3
Cost of products sold	—	—	53.8	161.7	(22.1)	193.4
Gross profit	—	—	36.9	125.0	1.0	162.9
Selling, general and administrative expenses	—	—	38.8	75.0	—	113.8
Equity in earnings of unconsolidated affiliates	—	—	—	(5.1)	—	(5.1)
Restructuring and other severance costs	—	—	0.5	0.9	—	1.4
Asset write-downs and other	—	—	0.1	0.3	—	0.4
Operating (loss) income	—	—	(2.5)	53.9	1.0	52.4
Other (expenses) income, net:
Intergroup interest, net	—	8.3	(2.2)	(6.1)	—	—
Interest (expense) income, net	—	(14.9)	(0.3)	1.7	—	(13.5)
Intergroup other, net	—	—	(0.2)	0.2	—	—
Foreign exchange (loss) gain on financing activities, net	—	(4.3)	0.4	59.0	—	55.1
Other, net	—	—	0.1	(0.3)	—	(0.2)
Other (expenses) income, net	—	(10.9)	(2.2)	54.5	—	41.4
(Loss) income from continuing operations before taxes	—	(10.9)	(4.7)	108.4	1.0	93.8
Income tax (benefit) provision	—	(4.8)	(0.5)	44.4	0.3	39.4
Net (loss) income from continuing operations	—	(6.1)	(4.2)	64.0	0.7	54.4
Income from discontinued operations, net of tax	—	3.1	17.2	12.6	0.6	33.5
Equity in undistributed earnings of subsidiaries	85.9	88.9	11.0	85.9	(271.7)	—
Net income	85.9	85.9	24.0	162.5	(270.4)	87.9
Net income attributable to the noncontrolling interest - discontinued operations	—	—	—	(2.0)	—	(2.0)
Net income attributable to Rockwood Holdings, Inc. stockholders	$85.9	$85.9	$24.0	$160.5	$(270.4)	$85.9

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
THREE MONTHS ENDED SEPTEMBER 30, 2014
(Dollars in millions)
(Unaudited)

	Parent
	Company		Guarantor	Non-Guarantor	Consolidating
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Net income	$85.9	$85.9	$24.0	$162.5	$(270.4)	$87.9

Other comprehensive loss	(206.1)	(206.1)	(1.7)	(374.1)	581.9	(206.1)

Comprehensive loss	(120.2)	(120.2)	22.3	(211.6)	311.5	(118.2)
Comprehensive income attributable to noncontrolling interest	—	—	—	(2.0)	—	(2.0)
Comprehensive loss attributable to Rockwood Holdings, Inc. stockholders	$(120.2)	$(120.2)	$22.3	$(213.6)	$311.5	$(120.2)

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2014
(Dollars in millions)
(Unaudited)

	Parent					Total
	Company		Guarantor	Non-Guarantor	Consolidating	Consolidated
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Amounts
Net sales	$—	$—	$265.5	$876.1	$(68.5)	$1,073.1
Cost of products sold	—	—	160.0	495.4	(70.1)	585.3
Gross profit	—	—	105.5	380.7	1.6	487.8
Selling, general and administrative expenses	—	0.7	101.7	230.9	—	333.3
Equity in earnings of unconsolidated affiliates	—	—	—	(9.9)	—	(9.9)
Restructuring and other severance costs	—	—	1.0	6.0	—	7.0
Asset write-downs and other	—	—	0.1	2.0	—	2.1
Operating (loss) income	—	(0.7)	2.7	151.7	1.6	155.3
Other (expenses) income, net:
Intergroup interest, net	—	30.4	(6.6)	(23.8)	—	—
Interest (expense) income, net	—	(44.9)	(0.8)	4.4	—	(41.3)
Intergroup other, net	—	—	10.0	(10.0)	—	—
Foreign exchange (loss) gain on financing activities, net	—	(4.5)	0.2	65.2	—	60.9
Other, net	—	—	0.1	(0.3)	—	(0.2)
Other (expenses) income, net	—	(19.0)	2.9	35.5	—	19.4
(Loss) income from continuing operations before taxes	—	(19.7)	5.6	187.2	1.6	174.7
Income tax provision (benefit)	—	7.8	(8.8)	64.9	0.6	64.5
Net (loss) income from continuing operations	—	(27.5)	14.4	122.3	1.0	110.2
Income (loss) from discontinued operations, net of tax	—	13.7	9.5	(18.8)	—	4.4
(Loss) gain on sale of discontinued operations, net of tax	—	(0.1)	—	2.2	—	2.1
Equity in undistributed earnings of subsidiaries	111.8	125.7	42.3	111.8	(391.6)	—
Net income	111.8	111.8	66.2	217.5	(390.6)	116.7
Net income attributable to the noncontrolling interest - discontinued operations	—	—	—	(4.9)	—	(4.9)
Net income attributable to Rockwood Holdings, Inc. stockholders	$111.8	$111.8	$66.2	$212.6	$(390.6)	$111.8

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2014
(Dollars in millions)
(Unaudited)

	Parent
	Company		Guarantor	Non-Guarantor	Consolidating
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Net income	$111.8	$111.8	$66.2	$217.5	$(390.6)	$116.7

Other comprehensive loss	(206.3)	(206.3)	(1.4)	(373.6)	581.3	(206.3)

Comprehensive (loss) income	(94.5)	(94.5)	64.8	(156.1)	190.7	(89.6)
Comprehensive income attributable to noncontrolling interest	—	—	—	(4.9)	—	(4.9)
Comprehensive (loss) income attributable to Rockwood Holdings, Inc. stockholders	$(94.5)	$(94.5)	$64.8	$(161.0)	$190.7	$(94.5)

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
THREE MONTHS ENDED SEPTEMBER 30, 2013
(Dollars in millions)
(Unaudited)

	Parent					Total
	Company		Guarantor	Non-Guarantor	Consolidating	Consolidated
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Amounts
Net sales	$—	$—	$88.3	$282.5	$(25.0)	$345.8
Cost of products sold	—	—	56.1	162.5	(25.5)	193.1
Gross profit	—	—	32.2	120.0	0.5	152.7
Selling, general and administrative expenses	—	—	29.4	70.4	—	99.8
Equity in earnings of unconsolidated affiliates	—	—	—	(2.3)		(2.3)
Gain on previously held equity investment	—	—	—	(16.0)		(16.0)
Restructuring and other severance costs	—	—	0.3	4.3	—	4.6
Asset write-downs and other	—	—	(0.9)	0.2	—	(0.7)
Operating income	—	—	3.4	63.4	0.5	67.3
Other income (expenses), net:
Intergroup interest, net	—	15.6	(3.0)	(12.6)	—	—
Interest expense, net	—	(20.7)	(0.8)	0.3	—	(21.2)
Loss on early extinguishment/modification of debt	—	(0.8)	(4.3)	(10.4)	—	(15.5)
Intergroup other, net	—	58.7	(51.5)	(7.2)	—	—
Foreign exchange loss on financing activities, net	—	(11.6)	(0.2)	(19.4)	—	(31.2)
Other (expenses) income, net	—	41.2	(59.8)	(49.3)	—	(67.9)
Income (loss) from continuing operations before taxes	—	41.2	(56.4)	14.1	0.5	(0.6)
Income tax provision (benefit)	—	2.7	(0.4)	(11.3)	—	(9.0)
Net income (loss) from continuing operations	—	38.5	(56.0)	25.4	0.5	8.4
(Loss) income from discontinued operations, net of tax	—	(6.1)	6.4	(61.2)	—	(60.9)
Gain on sale of discontinued operations, net of tax	—	3.0	8.9	1,151.9	—	1,163.8
Equity in undistributed earnings of subsidiaries	1,111.2	1,075.8	13.4	1,111.2	(3,311.6)	—
Net income (loss)	1,111.2	1,111.2	(27.3)	2,227.3	(3,311.1)	1,111.3
Net income attributable to the noncontrolling interest - discontinued operations	—	—	—	(0.1)	—	(0.1)
Net income attributable to Rockwood Holdings, Inc. stockholders	$1,111.2	$1,111.2	$(27.3)	$2,227.2	$(3,311.1)	$1,111.2

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
THREE MONTHS ENDED SEPTEMBER 30, 2013
(Dollars in millions)
(Unaudited)

	Parent
	Company		Guarantor	Non-Guarantor	Consolidating
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Net income (loss)	$1,111.2	$1,111.2	$(27.3)	$2,227.3	$(3,311.1)	$1,111.3

Other comprehensive income	102.9	102.9	0.9	175.8	(278.9)	103.6

Comprehensive income (loss)	1,214.1	1,214.1	(26.4)	2,403.1	(3,590.0)	1,214.9
Comprehensive income attributable to noncontrolling interest	—	—	—	(0.2)	—	(0.2)
Comprehensive income (loss) attributable to Rockwood Holdings, Inc. stockholders	$1,214.1	$1,214.1	$(26.4)	$2,402.9	$(3,590.0)	$1,214.7

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2013
(Dollars in millions)
(Unaudited)

	Parent					Total
	Company		Guarantor	Non-Guarantor	Consolidating	Consolidated
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Amounts
Net sales	$—	$—	$249.1	$849.4	$(67.7)	$1,030.8
Cost of products sold	—	—	156.1	478.7	(67.3)	567.5
Gross profit	—	—	93.0	370.7	(0.4)	463.3
Selling, general and administrative expenses	—	0.4	89.8	212.8	—	303.0
Equity in earnings of unconsolidated affiliates	—	—	—	(7.4)		(7.4)
Gain on previously held equity investment	—	—	—	(16.0)	—	(16.0)
Restructuring and other severance costs	—	—	7.2	6.0	—	13.2
Asset write-downs and other	—	—	3.8	0.2	—	4.0
Operating (loss) income	—	(0.4)	(7.8)	175.1	(0.4)	166.5
Other income (expenses), net:
Intergroup interest, net	—	53.4	(9.2)	(44.2)	—	—
Interest expense, net	—	(66.1)	(1.8)	—	—	(67.9)
Loss on early extinguishment/modification of debt	—	(0.8)	(4.3)	(10.4)	—	(15.5)
Intergroup other, net	—	58.7	(36.6)	(22.1)	—	—
Foreign exchange loss on financing activities, net	—	(18.0)	(0.5)	(23.2)	—	(41.7)
Other income (expenses), net	—	27.2	(52.4)	(99.9)	—	(125.1)
Income (loss) from continuing operations before taxes	—	26.8	(60.2)	75.2	(0.4)	41.4
Income tax (benefit) provision	—	(0.7)	(0.2)	1.9	(0.2)	0.8
Net income (loss) from continuing operations	—	27.5	(60.0)	73.3	(0.2)	40.6
(Loss) income from discontinued operations, net of tax	—	(6.1)	17.9	(56.9)	—	(45.1)
Gain on sale of discontinued operations, net of tax	—	3.0	8.9	1,151.9	—	1,163.8
Equity in undistributed earnings of subsidiaries	1,160.1	1,135.7	46.7	1,160.1	(3,502.6)	—
Net income	1,160.1	1,160.1	13.5	2,328.4	(3,502.8)	1,159.3
Net income attributable to the noncontrolling interest - discontinued operations	—	—	—	0.8	—	0.8
Net income attributable to Rockwood Holdings, Inc. stockholders	$1,160.1	$1,160.1	$13.5	$2,329.2	$(3,502.8)	$1,160.1

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2013
(Dollars in millions)
(Unaudited)

	Parent
	Company		Guarantor	Non-Guarantor	Consolidating
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Net income	$1,160.1	$1,160.1	$13.5	$2,328.4	$(3,502.8)	$1,159.3

Other comprehensive income	45.2	45.2	0.1	98.8	(115.1)	74.2

Comprehensive income	1,205.3	1,205.3	13.6	2,427.2	(3,617.9)	1,233.5
Comprehensive income attributable to noncontrolling interest	—	—	—	(0.6)	—	(0.6)
Comprehensive income attributable to Rockwood Holdings, Inc. stockholders	$1,205.3	$1,205.3	$13.6	$2,426.6	$(3,617.9)	$1,232.9

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 2014
(Dollars in millions)
(Unaudited)

	Parent					Total
	Company		Guarantor	Non-Guarantor	Consolidating	Consolidated
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Amounts
ASSETS
Current assets:
Cash and cash equivalents	$—	$7.0	$64.3	$638.7	$—	$710.0
Accounts receivable, net	—	—	47.9	188.5	—	236.4
Intergroup receivable	—	1,083.2	848.7	10.8	(1,942.7)	—
Inventories	—	—	58.3	172.6	(3.4)	227.5
Deferred income taxes	—	4.2	35.0	10.8	1.0	51.0
Prepaid expenses and other current assets	0.1	0.1	5.7	42.9	—	48.8
Assets of discontinued operations	3.2	90.5	283.8	1,297.9	(170.1)	1,505.3
Total current assets	3.3	1,185.0	1,343.7	2,362.2	(2,115.2)	2,779.0
Property, plant and equipment, net	—	—	138.0	733.1	—	871.1
Investment in subsidiary	3,286.5	2,590.9	526.5	3,286.5	(9,690.4)	—
Goodwill	—	—	25.5	583.7	—	609.2
Other intangible assets, net	—	—	30.2	80.3	—	110.5
Intergroup receivable	94.5	868.2	118.0	71.8	(1,152.5)	—
Deferred financing costs, net	—	15.9	—	—	—	15.9
Deferred income taxes	—	90.8	39.6	15.7	—	146.1
Investment in unconsolidated affiliates	—	4.8	—	517.3	—	522.1
Other assets	—	—	0.9	27.1	—	28.0
Total assets	$3,384.3	$4,755.6	$2,222.4	$7,677.7	$(12,958.1)	$5,081.9
LIABILITIES
Current liabilities:
Accounts payable	$—	$—	$11.6	$67.4	$—	$79.0
Intergroup payable	843.7	0.3	1,094.0	4.7	(1,942.7)	—
Income taxes payable	—	—	2.9	31.9	—	34.8
Accrued compensation	—	—	19.3	54.1	—	73.4
Accrued expenses and other current liabilities	—	27.1	22.8	54.3	—	104.2
Deferred income taxes	—	—	—	3.3	—	3.3
Long-term debt, current portion	—	—	—	9.5	—	9.5
Liabilities of discontinued operations	—	4.6	191.8	423.9	(168.3)	452.0
Total current liabilities	843.7	32.0	1,342.4	649.1	(2,111.0)	756.2
Long-term debt	—	1,249.3	—	29.5	—	1,278.8
Pension and related liabilities	—	—	8.4	237.3	—	245.7
Intergroup payable	24.9	183.0	391.4	553.2	(1,152.5)	—
Deferred income taxes	—	—	—	41.9		41.9
Other liabilities	—	4.8	25.8	60.2		90.8
Total liabilities	868.6	1,469.1	1,768.0	1,571.2	(3,263.5)	2,413.4
Restricted stock units	22.2	—	—	—	—	22.2
EQUITY
Rockwood Holdings, Inc. stockholders’ equity:
Common stock	0.8	—	190.6	164.7	(355.3)	0.8
Paid-in capital	1,275.3	1,037.1	661.4	1,728.5	(3,427.0)	1,275.3
Accumulated other comprehensive income	(102.6)	(101.3)	4.9	(103.8)	200.2	(102.6)
Retained earnings (deficit)	1,936.0	2,350.7	(402.5)	4,164.3	(6,112.5)	1,936.0
Treasury stock, at cost	(616.0)	—	—	—	—	(616.0)
Total Rockwood Holdings, Inc. stockholders’ equity	2,493.5	3,286.5	454.4	5,953.7	(9,694.6)	2,493.5
Noncontrolling interest	—	—	—	152.8	—	152.8
Total equity	2,493.5	3,286.5	454.4	6,106.5	(9,694.6)	2,646.3
Total liabilities and equity	$3,384.3	$4,755.6	$2,222.4	$7,677.7	$(12,958.1)	$5,081.9

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2013
(Dollars in millions)

	Parent					Total
	Company		Guarantor	Non-Guarantor	Consolidating	Consolidated
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Amounts
ASSETS
Current assets:
Cash and cash equivalents	$—	$12.9	$30.9	$1,479.0	$—	$1,522.8
Accounts receivable, net	—	—	42.6	185.5	—	228.1
Intergroup receivable	—	840.0	541.9	15.3	(1,397.2)	—
Inventories	—	—	56.8	176.4	(5.0)	228.2
Deferred income taxes	—	2.5	35.2	7.6	0.1	45.4
Prepaid expenses and other current assets	—	—	17.0	73.1	—	90.1
Assets of discontinued operations	3.0	94.8	197.8	1,423.1	(169.6)	1,549.1
Total current assets	3.0	950.2	922.2	3,360.0	(1,571.7)	3,663.7
Property, plant and equipment, net	—	—	134.8	708.0	—	842.8
Investment in subsidiary	3,381.0	2,447.2	490.5	3,381.0	(9,699.7)	—
Goodwill	—	—	25.4	634.2	—	659.6
Other intangible assets, net	—	—	33.5	94.4	—	127.9
Intergroup receivable	94.7	1,264.7	118.0	2.5	(1,479.9)	—
Deferred financing costs, net	—	17.9	—	—	—	17.9
Deferred income taxes	—	103.8	18.0	34.7	—	156.5
Investment in unconsolidated affiliates	—	—	—	34.2	—	34.2
Other assets	—	—	0.9	28.8	—	29.7
Total assets	$3,478.7	$4,783.8	$1,743.3	$8,277.8	$(12,751.3)	$5,532.3
LIABILITIES
Current liabilities:
Accounts payable	$—	$—	$10.4	$81.8	$—	$92.2
Intergroup payable	533.5	0.6	850.0	12.8	(1,396.9)	—
Income taxes payable	—	—	1.9	11.6	—	13.5
Accrued compensation	—	—	17.0	53.0	—	70.0
Accrued expenses and other current liabilities	—	13.6	22.2	53.2	—	89.0
Deferred income taxes	—	—	—	3.7	(1.4)	2.3
Long-term debt, current portion	—	—	—	10.3	—	10.3
Liabilities of discontinued operations	—	5.4	176.5	472.7	(168.1)	486.5
Total current liabilities	533.5	19.6	1,078.0	699.1	(1,566.4)	763.8
Long-term debt	—	1,250.0	—	35.1	—	1,285.1
Pension and related liabilities	—	—	9.3	259.6	—	268.9
Intergroup payable	24.9	120.5	388.1	946.2	(1,479.7)	—
Deferred income taxes	—	—	—	38.4	—	38.4
Other liabilities	—	12.7	24.1	65.9	—	102.7
Total liabilities	558.4	1,402.8	1,499.5	2,044.3	(3,046.1)	2,458.9
Restricted stock units	24.2	—	—	—	—	24.2
EQUITY
Rockwood Holdings, Inc. stockholders’ equity:
Common stock	0.8	—	190.6	164.7	(355.3)	0.8
Paid-in capital	1,269.8	1,037.1	515.6	1,694.4	(3,247.1)	1,269.8
Accumulated other comprehensive income	103.7	105.0	6.3	269.6	(380.9)	103.7
Retained earnings (deficit)	1,923.1	2,238.9	(468.7)	3,951.7	(5,721.9)	1,923.1
Treasury stock, at cost	(401.3)	—	—	—	—	(401.3)
Total Rockwood Holdings, Inc. stockholders’ equity	2,896.1	3,381.0	243.8	6,080.4	(9,705.2)	2,896.1
Noncontrolling interest	—	—	—	153.1	—	153.1
Total equity	2,896.1	3,381.0	243.8	6,233.5	(9,705.2)	3,049.2
Total liabilities and equity	$3,478.7	$4,783.8	$1,743.3	$8,277.8	$(12,751.3)	$5,532.3

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2014
(Dollars in millions)
(Unaudited)

	Parent					Total
	Company		Guarantor	Non-Guarantor	Consolidating	Consolidated
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Amounts
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$111.8	$111.8	$66.2	$217.5	$(390.6)	$116.7
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(111.8)	(125.7)	(42.3)	(111.8)	391.6	—
(Income) loss from discontinued operations, net of tax	—	(13.7)	(9.5)	18.8	—	(4.4)
Gain on sale of discontinued operations, net of tax		0.1	—	(2.2)	—	(2.1)
Depreciation and amortization	—	—	18.7	57.0	—	75.7
Deferred financing costs amortization	—	2.0	—	—	—	2.0
Equity in earnings of unconsolidated affiliates	—	—	—	(9.9)	—	(9.9)
Foreign exchange loss (gain) on financing activities, net	—	4.5	(0.2)	(65.2)	—	(60.9)
Stock-based compensation	—	—	5.2	2.2	—	7.4
Deferred income taxes	—	23.1	(22.4)	14.1	0.6	15.4
Asset write-downs and other	—	—	0.1	5.0	—	5.1
Excess tax benefits from stock-based payment arrangements	—	—	—	(1.0)	—	(1.0)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	—	—	(5.3)	(13.9)	—	(19.2)
Inventories	—	—	(1.4)	(5.8)	(1.6)	(8.8)
Prepaid expenses and other assets	—	(0.4)	7.5	(4.1)	—	3.0
Accounts payable	—	—	1.1	(5.2)	—	(4.1)
Income taxes payable	—	(15.3)	14.4	15.4	—	14.5
Accrued expenses and other liabilities	—	13.0	(7.4)	6.5	—	12.1
Intercompany operating activities, net	—	18.2	14.0	(32.2)	—	—
Net cash provided by operating activities of continuing operations	—	17.6	38.7	85.2	—	141.5
Net cash provided by (used in) operating activities of discontinued operations	—	2.9	(28.1)	104.1	—	78.9
Net cash provided by operating activities	—	20.5	10.6	189.3	—	220.4
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	—	(17.4)	(117.0)	—	(134.4)
Acquisition of 49% ownership of Talison	—	(4.5)	—	(512.1)	—	(516.6)
Other acquisitions	—	—	(2.5)	—	—	(2.5)
Proceeds on sale of assets	—	—	1.3	1.1	—	2.4
Proceeds from intercompany investing related activity	—	420.0	—	—	(420.0)	—
Intercompany investing related payment	—	(261.2)	—	1.1	260.1	—
Net cash provided by (used in) investing activities of continuing operations	—	154.3	(18.6)	(626.9)	(159.9)	(651.1)
Net cash used in investing activities of discontinued operations	—	(179.9)	(57.8)	(26.1)	179.7	(84.1)
Net cash used in investing activities	—	(25.6)	(76.4)	(653.0)	19.8	(735.2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net of fees	2.1	—	—	—	—	2.1
Excess tax benefits from stock-based payment arrangements	—	—	—	1.0	—	1.0
Payments of long-term debt	—	(0.7)	—	(3.2)	—	(3.9)
Proceeds from long-term debt	—	—	—	0.1	—	0.1
Dividend distributions to stockholders	(97.6)	—	—	—	—	(97.6)
Stock repurchases	(214.7)	—	—	—		(214.7)
Proceeds from intercompany financing related activity	310.2	—	—	0.3	(310.5)	—
Intercompany financing related payments	—	—	(50.4)	(420.0)	470.4	—
Net cash used in financing activities of continuing operations	—	(0.7)	(50.4)	(421.8)	159.9	(313.0)
Net cash provided by financing activities of discontinued operations	—	—	150.0	19.8	(179.7)	(9.9)
Net cash (used in) provided by financing activities	—	(0.7)	99.6	(402.0)	(19.8)	(322.9)
Effect of exchange rate changes on cash and cash equivalents	—	(0.1)	(0.4)	28.5	—	28.0
Net (decrease) increase in cash and cash equivalents	—	(5.9)	33.4	(837.2)	—	(809.7)
Less net increase in cash and cash equivalents from discontinued operations	—	—	—	3.1	—	3.1
(Decrease) increase in cash and cash equivalents from continuing operations	—	(5.9)	33.4	(840.3)	—	(812.8)
Cash and cash equivalents, beginning of period	—	12.9	30.9	1,479.0	—	1,522.8
Cash and cash equivalents, end of period	$—	$7.0	$64.3	$638.7	$—	$710.0

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2013
(Dollars in millions)
(Unaudited)

	Parent
	Company		Guarantor	Non-Guarantor	Consolidating
	Guarantor	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,160.1	$1,160.1	$13.5	$2,328.4	$(3,502.8)	$1,159.3
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(1,160.1)	(1,135.7)	(46.7)	(1,160.1)	3,502.6	—
Loss (income) from discontinued operations, net of tax	—	6.1	(17.9)	56.9	—	45.1
Gain on sale of discontinued operations, net of tax	—	(3.0)	(8.9)	(1,151.9)	—	(1,163.8)
Depreciation and amortization	—	—	19.5	48.5	—	68.0
Deferred financing costs amortization	—	2.1	0.8	0.8	—	3.7
Equity in earnings of unconsolidated affiliates	—	—	—	(7.4)	—	(7.4)
Loss on early extinguishment/modification of debt	—	0.8	4.3	10.4	—	15.5
Gain on previously held equity investment	—	—	—	(16.0)	—	(16.0)
Foreign exchange loss on financing activities, net	—	18.0	0.5	23.2	—	41.7
Stock-based compensation	—	—	5.7	4.2	—	9.9
Deferred income taxes	—	(0.7)	(0.2)	—	(0.2)	(1.1)
Asset write-downs and other	—	—	3.8	0.2	—	4.0
Excess tax benefits from stock-based payment arrangements	—	—	—	(3.8)	—	(3.8)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	—	—	(9.3)	(17.2)	—	(26.5)
Inventories	—	—	(0.3)	(15.3)	0.4	(15.2)
Prepaid expenses and other assets	—	—	9.3	(8.5)	—	0.8
Accounts payable	—	—	(2.9)	(1.8)	—	(4.7)
Income taxes payable	—	(4.9)	4.2	(43.1)	—	(43.8)
Accrued expenses and other liabilities	—	12.3	13.9	(0.1)	—	26.1
Intercompany operating activities, net	—	7.9	(11.7)	3.8	—	—
Net cash provided by (used in) operating activities of continuing operations	—	63.0	(22.4)	51.2	—	91.8
Net cash (used in) provided by operating activities of discontinued operations	—	(6.5)	11.8	182.5	—	187.8
Net cash provided by (used in) operating activities	—	56.5	(10.6)	233.7	—	279.6
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	—	(15.2)	(113.5)	—	(128.7)
Other acquisitions	—	—	—	(33.8)	—	(33.8)
Increase in restricted cash	—	(14.2)	—	—	—	(14.2)
Proceeds from intercompany investing related activity	—	730.0	—	200.8	(930.8)	—
Intercompany investing related payments	—	(1,498.9)	—	(1,105.0)	2,603.9	—
Proceeds on sale of assets	—	—	2.2	0.3	—	2.5
Net cash used in investing activities of continuing operations	—	(783.1)	(13.0)	(1,051.2)	1,673.1	(174.2)
Net cash provided by (used in) investing activities of discontinued operations	—	85.7	(32.6)	1,623.8	(28.0)	1,648.9
Net cash (used in) provided by investing activities	—	(697.4)	(45.6)	572.6	1,645.1	1,474.7
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock, net of fees	9.5	—	—	—	—	9.5
Excess tax benefits from stock-based payment arrangements	—	—	—	3.8	—	3.8
Payments of long-term debt	—	(1,128.1)	—	(2.2)	—	(1,130.3)
Proceeds from long-term debt	—	204.0	—	0.6	—	204.6
Fees related to early extinguishment/modification of debt	—	(0.1)	—	(5.1)	—	(5.2)
Purchase of noncontrolling interest	—	(1.0)	—	(129.3)	—	(130.3)
Dividend distributions to shareholders	(94.8)	—	—	—	—	(94.8)
Share repurchases	(399.9)	—	—	—	—	(399.9)
Proceeds from intercompany financing related activity	485.2	1,105.0	91.1	922.8	(2,604.1)	—
Intercompany financing related payments	—	(200.0)	—	(730.0)	930.0	—
Net cash (used in) provided by financing activities of continuing operations	—	(20.2)	91.1	60.6	(1,674.1)	(1,542.6)
Net cash used in financing activities of discontinued operations	—	—	(27.0)	(513.0)	29.0	(511.0)
Net cash (used in) provided by financing activities	—	(20.2)	64.1	(452.4)	(1,645.1)	(2,053.6)
Effect of exchange rate changes on cash and cash equivalents	—	(0.8)	(0.4)	(32.0)	—	(33.2)
Net (decrease) increase in cash and cash equivalents	—	(661.9)	7.5	321.9	—	(332.5)
Less net increase in cash and cash equivalents from discontinued operations	—	—	—	1.6	—	1.6
(Decrease) increase in cash and cash equivalent from continuing operations	—	(661.9)	7.5	320.3	—	(334.1)
Cash and cash equivalents of continuing operations, beginning of period	—	665.3	8.7	592.1	—	1,266.1
Cash and cash equivalents of continuing operations, end of period	$—	$3.4	$16.2	$912.4	$—	$932.0

19.   IMMATERIAL CORRECTIONS:

During 2013, the Company determined, after a formal investigation, that management at a single location in Italy within the Color Pigments and Services business of its former Performance Additives segment (reported in discontinued operations - see Note 3, “Discontinued Operations,” for further details) had falsified accounting records supporting certain asset, liability and income statement balances, beginning in 2007. Based on the investigation, the Company has identified amounts in need of correction and concluded that they were not material individually or in the aggregate to any of its previously issued annual and interim financial statements, including the presentation of the Color Pigments and Services business as discontinued operations. Although management has determined that the amounts individually and in the aggregate are not material to prior periods, in accordance with authoritative accounting literature on considering the effects of misstatements in prior years when quantifying misstatements in the current year, the financial statements included herein have been adjusted to correct for the impact of these items.

The Company has corrected the relevant financial information from previous reporting periods contained in these financial statements, now classified within discontinued operations, as well as the “Non-Guarantor Subsidiaries” column in the Company’s guarantor financial information (See Note 18, “Guarantor Financial Statements”). The major adjustments to the relevant balances as originally reported would have been as follows:

•                  Net income would have decreased $0.7 million ($0.01 per share on a diluted basis) and $1.4 million ($0.02 per share on a diluted basis) for the three and nine months ended September 30, 2013, respectively.

The following tables set forth the impact of the corrections of immaterial errors in the Company’s condensed consolidated statement of operations for the three and nine months ended September 30, 2013:

	Three months ended September 30, 2013
	As Previously
($ in millions)	Reported	Adjustments	As Corrected
Loss from discontinued operations, net of tax	$(60.2)	$(0.7)	$(60.9)
Net income	1,112.0	(0.7)	1,111.3
Net income attributable to Rockwood Holdings, Inc. stockholders	1,111.9	(0.7)	1,111.2

	Nine months ended September 30, 2013
	As Previously
($ in millions)	Reported	Adjustments	As Corrected
Loss from discontinued operations, net of tax	$(43.7)	$(1.4)	$(45.1)
Net income	1,160.7	(1.4)	1,159.3
Net income attributable to Rockwood Holdings, Inc. stockholders	1,161.5	(1.4)	1,160.1

The following tables set forth the impact of the corrections of immaterial errors in the Company’s condensed consolidated statement of cash flows for the nine months ended September 30, 2013:

	Nine months ended September 30, 2013
	As Previously
($ in millions)	Reported	Adjustments	As Corrected
Net cash provided by operating activities	$278.8	$0.8	$279.6
Net cash used in financing activities	(2,052.8)	(0.8)	(2,053.6)

20.   SUBSEQUENT EVENTS:

In September 2013, the Company entered into a definitive agreement to sell its TiO2 Pigments and Other Businesses, and in October 2014, the Company completed the sale of these businesses for an enterprise value of $1.275 billion, including the assumption of $225 million in pension obligations. The Company received net cash proceeds of approximately $950 million before investment banking fees of $8 million, which is subject to certain potential post-closing adjustments.